1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 4, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

Financial Statements for the

Three Months Ended March 31, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of March 31, 2012 and 2011, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the three months ended March 31, 2012 and 2011 on which we have issued an unqualified review report.

April 24, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS

MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$112,143,813	14	$93,336,868	13
Financial assets at fair value through profit or loss (Notes 2, 5 and 22)	—	—	11,605	—
Available-for-sale financial assets (Notes 2, 6 and 22)	2,618,029	—	4,069,307	—
Held-to-maturity financial assets (Notes 2, 7 and 22)	700,849	—	4,792,967	1
Receivables from related parties (Notes 3 and 23)	32,912,671	4	27,778,241	4
Notes and accounts receivable (Note 3)	19,086,220	2	24,160,358	3
Allowance for doubtful receivables (Notes 2, 3 and 8)	(485,120)	—	(488,000)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,239,205)	—	(6,771,655)	(1)
Other receivables from related parties (Notes 3 and 23)	1,372,293	—	1,852,676	—
Other financial assets	145,151	—	375,679	—
Inventories (Notes 2 and 9)	25,576,575	3	28,893,528	4
Deferred income tax assets (Notes 2 and 17)	6,528,828	1	4,864,903	1
Prepaid expenses and other current assets	2,418,982	—	1,102,143	—

Total current assets	197,779,086	24	183,978,620	25

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 22)
Investments accounted for using equity method	127,897,713	16	113,973,080	16
Available-for-sale financial assets	—	—	1,036,044	—
Held-to-maturity financial assets	702,007	—	1,405,140	—
Financial assets carried at cost	497,835	—	497,835	—

Total long-term investments	129,097,555	16	116,912,099	16

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 23)
Cost
Buildings	163,888,364	20	144,102,555	20
Machinery and equipment	1,071,297,999	130	919,031,062	125
Office equipment	14,858,272	2	12,397,508	2

	1,250,044,635	152	1,075,531,125	147
Accumulated depreciation	(829,752,709)	(101)	(729,610,275)	(100)
Advance payments and construction in progress	55,232,321	7	65,400,509	9

Net property, plant and equipment	475,524,247	58	411,321,359	56

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	4,625,009	1	5,116,739	1

Total intangible assets	6,192,765	1	6,684,495	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	7,015,660	1	6,386,238	1
Refundable deposits	4,501,743	—	4,793,553	1
Others (Notes 2 and 23)	1,026,245	—	1,421,263	—

Total other assets	12,543,648	1	12,601,054	2

TOTAL	$821,137,301	100	$731,497,627	100

	2012		2011
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 14)	$34,687,716	4	$34,176,368	5
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 22)	47,930	—	15,028	—
Accounts payable	12,134,426	2	10,328,555	1
Payables to related parties (Note 23)	2,892,587	—	3,071,311	—
Income tax payable (Notes 2 and 17)	13,415,038	2	9,702,596	1
Accrued profit sharing to employees and bonus to directors (Notes 2 and 19)	11,307,014	1	13,415,809	2
Payables to contractors and equipment suppliers	33,213,318	4	32,410,632	4
Accrued expenses and other current liabilities (Note 22)	13,269,862	2	11,677,636	2
Current portion of bonds payable (Notes 15 and 22)	—	—	4,500,000	1

Total current liabilities	120,967,891	15	119,297,935	16

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 22)	35,000,000	4	—	—

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,857,150	1	3,830,337	1
Guarantee deposits (Note 25)	379,933	—	695,472	—

Total other liabilities	4,237,083	1	4,525,809	1

Total liabilities	160,204,974	20	123,823,744	17

CAPITAL STOCK - NT$10 PAR VALUE (Note 19)
Authorized: 28,050,000 thousand shares
Issued: 25,920,604 thousand shares in 2012
25,914,193 thousand shares in 2011	259,206,046	31	259,141,933	35

CAPITAL SURPLUS (Notes 2 and 19)	56,008,374	7	55,781,482	8

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	102,399,995	12	86,239,494	12
Appropriated as special capital reserve	6,433,874	1	1,313,047	—
Unappropriated earnings	246,831,473	30	214,504,803	29

	355,665,342	43	302,057,344	41

OTHERS
Cumulative translation adjustments (Note 2)	(9,064,188)	(1)	(9,351,749)	(1)
Unrealized gain (loss) on financial instruments (Notes 2 and 22)	(883,247)	—	44,873	—

	(9,947,435)	(1)	(9,306,876)	(1)

Total shareholders’ equity	660,932,327	80	607,673,883	83

TOTAL	$821,137,301	100	$731,497,627	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 23)	$105,573,837		$103,940,307

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,325,101		1,391,829

NET SALES	104,248,736	100	102,548,478	100

COST OF SALES (Notes 9, 18 and 23)	55,752,853	53	53,489,888	52

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	48,495,883	47	49,058,590	48

REALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	74,029	—	56,207	—

GROSS PROFIT	48,569,912	47	49,114,797	48

OPERATING EXPENSES (Notes 18 and 23)
Research and development	8,614,378	8	7,314,458	7
General and administrative	4,359,676	4	2,985,064	3
Marketing	555,455	1	664,712	1

Total operating expenses	13,529,509	13	10,964,234	11

INCOME FROM OPERATIONS	35,040,403	34	38,150,563	37

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	984,787	1	1,577,135	2
Foreign exchange gain, net (Note 2)	246,139	—	380,003	—
Interest income	233,789	—	149,283	—
Technical service income (Note 23)	107,336	—	115,244	—
Others (Notes 2 and 23)	8,306	—	238,143	—

Total non-operating income and gains	1,580,357	1	2,459,808	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on idle assets (Note 2)	$438,828	1	$—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 22)	221,272	—	256,988	—
Interest expense	191,644	—	71,582	—
Loss on disposal of property, plant and equipment (Notes 2 and 23)	34,864	—	164,502	—
Others (Note 2)	6,870	—	34,083	—

Total non-operating expenses and losses	893,478	1	527,155	—

INCOME BEFORE INCOME TAX	35,727,282	34	40,083,216	39

INCOME TAX EXPENSE (Notes 2 and 17)	2,253,095	2	3,805,443	4

NET INCOME	$33,474,187	32	$36,277,773	35

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$1.38	$1.29	$1.55	$1.40

Diluted earnings per share	$1.38	$1.29	$1.55	$1.40

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$33,474,187	$36,277,773
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,403,157	23,872,606
Realized gross profit from affiliates	(74,029)	(56,207)
Amortization of premium/discount of financial assets	571	4,180
Equity in earnings of equity method investees, net	(984,787)	(1,577,135)
Loss on disposal of property, plant and equipment and other assets, net	33,385	68,332
Impairment loss on idle assets	438,828	—
Deferred income tax	(543,272)	1,011,225
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	62,855	(4,411)
Receivables from related parties	(8,135,137)	(2,044,267)
Notes and accounts receivable	808,166	(1,909,453)
Allowance for sales returns and others	351,326	(569,789)
Other receivables from related parties	(6,729)	(66,347)
Other financial assets	(23,141)	42,527
Inventories	(2,723,178)	(3,247,180)
Prepaid expenses and other current assets	(693,246)	250,101
Accounts payable	1,614,782	(1,521,635)
Payables to related parties	(99,995)	496,861
Income tax payable	2,767,241	2,593,727
Accrued profit sharing to employees and bonus to directors	2,251,310	2,456,340
Accrued expenses and other current liabilities	286,730	(2,177,677)
Accrued pension cost	(3,748)	5,736

Net cash provided by operating activities	55,205,276	53,905,307

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(47,146,132)	(77,193,490)
Investments accounted for using equity method	(2,151,483)	(423,220)
Proceeds from disposal of:
Property, plant and equipment and other assets	19,381	553,698
Proceeds from return of capital by investees	21,537	—
Increase in deferred charges	(395,772)	(181,158)
Decrease (increase) in refundable deposits	(10,008)	3,845,196
Decrease (increase) in other assets	200	(23,199)

Net cash used in investing activities	(49,662,277)	(73,422,173)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	$8,761,188	$3,267,731
Proceeds from issuance of bonds	17,000,000	—
Repayment of bonds	(4,500,000)	—
Decrease in guarantee deposits	(59,099)	(52,415)
Proceeds from exercise of employee stock options	136,204	127,288

Net cash provided by financing activities	21,338,293	3,342,604

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,881,292	(16,174,262)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	85,262,521	109,511,130

CASH AND CASH EQUIVALENTS, END OF PERIOD	$112,143,813	$93,336,868

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$218,625	$181,409

Income tax paid	$48,229	$213,963

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$47,544,436	$68,902,831
Decrease (increase) in payables to contractors and equipment suppliers	(398,304)	8,290,659

Cash paid	$47,146,132	$77,193,490

Disposal of property, plant and equipment and other assets	$51,500	$1,037,746
Increase in other receivables from related parties	(32,119)	(484,048)

Cash received	$19,381	$553,698

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$438,828	$—

Current portion of bonds payable	$—	$4,500,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$—	$912,591

The accompanying notes are an integral part of the financial statements.	(Concluded	)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of March 31, 2012 and 2011, the Company had 30,053 and 30,283 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by corporate bonds and government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the period. The fair value of debt securities is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectable within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Spin-off

In accordance with the Company’s organization realignment, the Company contributed net assets, including cash, to the newly formed subsidiaries in exchange for all of the shares of those subsidiaries. The net assets transferred are reflected at their net book value without recognizing any gain or loss.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the three months ended March 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and it only changes the disclosure of segment reporting due to the adoption. The Company has conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2012	2011

Cash and deposits in banks	$109,392,852	$91,709,652
Repurchase agreements collateralized by corporate bonds	1,913,846	—
Repurchase agreements collateralized by government bonds	837,115	1,627,216

	$112,143,813	$93,336,868

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2012	2011

Trading financial assets

Forward exchange contracts	$—	$11,605

Trading financial liabilities

Forward exchange contracts	$47,930	$15,028

The Company entered into derivative contracts during the three months ended March 31, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

March 31, 2012

Sell NT$/Buy JPY	April 2012	NT$847,282/JPY2,300,000
Sell US$/Buy JPY	April 2012	US$39,743/JPY3,190,365

March 31, 2011

Sell NT$/Buy JPY	April 2011	NT$1,173,256/JPY3,268,300
Sell NT$/Buy EUR	April 2011	NT$83,800/EUR2,000
Sell EUR/Buy NT$	April 2011	EUR59,550/NT$2,494,130

Net losses on derivative financial instruments for the three months ended March 31, 2012 and 2011 were NT$221,272 thousand and NT$256,988 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2012	2011

Overseas publicly traded stock	$2,618,029	$4,069,307
Corporate bonds	—	1,036,044

	2,618,029	5,105,351
Current portion	(2,618,029)	(4,069,307)

	$—	$1,036,044

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2012	2011

Corporate bonds	$1,402,856	$6,198,107
Current portion	(700,849)	(4,792,967)

	$702,007	$1,405,140

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

As of March 31, 2012 and 2011, the balance of the allowance for doubtful receivables was NT$485,120 thousand and NT$488,000 thousand, respectively. There was no additions or deductions of allowances for doubtful receivables for the three months ended March 31, 2012 and 2011.

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$4,887,879	$7,341,444
Provision	1,325,101	1,391,829
Write-off	(973,775)	(1,961,618)

Balance, end of period	$5,239,205	$6,771,655

9.	INVENTORIES

	March 31
	2012	2011

Finished goods	$4,242,403	$6,988,136
Work in process	18,281,729	18,111,238
Raw materials	2,095,010	2,566,796
Supplies and spare parts	957,433	1,227,358

	$25,576,575	$28,893,528

Write-down of inventories to net realizable value in the amount of NT$680,850 thousand and NT$650,892 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2012 and 2011.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

TSMC Global Ltd. (TSMC Global)	$43,137,920	100	$42,523,518	100
TSMC Partners, Ltd. (TSMC Partners)	34,664,194	100	32,779,954	100
TSMC China Company Limited (TSMC China)	14,095,161	100	4,721,701	100
TSMC Solar	9,456,531	99	—	—
Vanguard International Semiconductor Corporation (VIS)	8,986,165	41	9,456,221	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,388,363	39	7,256,841	39
TSMC SSL	3,541,201	95	—	—
TSMC North America	3,035,002	100	2,843,416	100
Xintec Inc. (Xintec)	1,546,668	40	1,678,379	41
VentureTech Alliance Fund III, L.P. (VTAF III)	1,437,397	53	2,672,382	99
Global UniChip Corporation (GUC)	1,191,165	35	1,164,288	35
VentureTech Alliance Fund II, L.P. (VTAF II)	740,533	98	1,041,270	98
TSMC Europe B.V. (TSMC Europe)	213,849	100	192,329	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	205,484	99	290,203	99
TSMC Japan Limited (TSMC Japan)	149,861	100	144,224	100
TSMC Guang Neng Investment, Ltd. (TSMC GN)	84,751	100	—	—
TSMC Korea Limited (TSMC Korea)	23,468	100	21,093	100
Motech Industries Inc. (Motech)	—	—	6,770,069	20
TSMC Solar North America, Inc. (TSMC Solar NA)	—	—	7,945	100
TSMC Solar Europe B.V. (TSMC Solar Europe)	—	—	406,305	100
TSMC Lighting North America, Inc. (TSMC Lighting NA)	—	—	2,942	100

	$127,897,713		$113,973,080

In the second half year of 2011, the Company continually increased its investment in TSMC China for the amount of NT$6,759,300 thousand, and the Company has received the approval from the Investment Commission of Ministry of Economic Affairs.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011. Furthermore, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar. As of August 1, 2011, the net book values of the Company’s certain assets, liabilities and shareholders’ equity, including cash, contributed to TSMC SSL and TSMC Solar in exchange for all the shares of TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively. Due to the aforementioned transfer and the effect of the subsequent cash injection of NT$135,297 thousand, the Company’s percentage of ownership in VTAF III decreased to 53%.

In January 2012, the Company invested NT$100,000 thousand and established a wholly-owned subsidiary, TSMC GN, which engages mainly in investment activities. In February 2012, the Company participated directly or through TSMC GN in the issuance of new shares by TSMC SSL and TSMC Solar for cash. As a portion of the shares were reserved for TSMC GN and the employees of TSMC SSL and TSMC Solar to subscribe, the Company did not subscribe to the shares at a percentage consistent with its pre-existing ownership. As a result, the Company’s percentage of ownership in TSMC SSL and TSMC Solar decreased to 95% and 99%, respectively.

For the three months ended March 31, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$984,787 thousand and NT$1,577,135 thousand, respectively.

As of March 31, 2012 and 2011, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$13,192,202 thousand and NT$13,160,444 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$275,584	$2,504,496
Amortizations	(63,410)	(238,356)

Balance, end of period	$212,174	$2,266,140

As of March 31, 2012 and 2011, balance of the aforementioned difference allocated to goodwill was NT$1,061,885 thousand and NT$1,415,565 thousand, respectively. There was no acquisition or impairment in goodwill for the three months ended March 31, 2012 and 2011.

11.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2012	2011

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	159,251

	$497,835	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$149,495,478	$14,405,480	$(12,594)	$—	$163,888,364
Machinery and equipment	984,978,666	87,369,338	(308,114)	(741,891)	1,071,297,999
Office equipment	13,824,434	1,312,037	(278,199)	—	14,858,272

	1,148,298,578	$103,086,855	$(598,907)	$(741,891)	1,250,044,635

(Continued)

	Three Months Ended March 31, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Balance, End of Period

Accumulated depreciation
Buildings	$90,274,267	$2,247,176	$(11,327)	$—	$92,510,116
Machinery and equipment	704,885,017	23,318,864	(306,293)	(303,063)	727,594,525
Office equipment	9,581,513	344,754	(278,199)	—	9,648,068

	804,740,797	$25,910,794	$(595,819)	$(303,063)	829,752,709

Advance payments and construction in progress	110,815,752	$(55,542,419)	$(41,012)	$—	55,232,321

	$454,373,533				$475,524,247

					(Concluded	)
	Three Months Ended March 31, 2011
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$128,646,942	$15,465,320	$(9,707)	$—	$144,102,555
Machinery and equipment	852,733,592	66,496,059	(198,589)	—	919,031,062
Office equipment	11,730,537	805,809	(138,838)	—	12,397,508

	993,111,071	$82,767,188	$(347,134)	$—	1,075,531,125

Accumulated depreciation
Buildings	81,347,877	$2,112,051	$(9,707)	$—	83,450,221
Machinery and equipment	616,495,207	20,975,058	(196,951)	—	637,273,314
Office equipment	8,762,361	263,217	(138,838)	—	8,886,740

	706,605,445	$23,350,326	$(345,496)	$—	729,610,275

Advance payments and construction in progress	80,348,673	$(13,864,357)	$(1,083,807)	$—	65,400,509

	$366,854,299				$411,321,359

No interest was capitalized during the three months ended March 31, 2012 and 2011.

13.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2012
	Balance, Beginning of Period	Additions	Amortization	Balance, End of Period

Technology license fees	$1,617,310	$—	$(104,922)	$1,512,388
Software and system design costs	2,316,571	140,829	(269,288)	2,188,112
Patent and others	785,363	254,943	(115,797)	924,509

	$4,719,244	$395,772	$(490,007)	$4,625,009

	Three Months Ended March 31, 2011
	Balance, Beginning of Period	Additions	Amortization	Balance, End of Period

Technology license fees	$2,277,832	$—	$(167,493)	$2,110,339
Software and system design costs	2,075,935	36,691	(252,004)	1,860,622
Patent and others	1,102,660	144,467	(101,349)	1,145,778

	$5,456,427	$181,158	$(520,846)	$5,116,739

14.	SHORT-TERM LOANS

	March 31
	2012	2011

Unsecured loans:
US$1,174,700 thousand, due in April 2012, and annual interest at 0.41%-0.74% in 2012; US$1,086,000 thousand and EUR52,000 thousand, due in April 2011, and annual interest at 0.40%-0.87% in 2011	$34,687,716	$34,176,368

15.	BONDS PAYABLE

	March 31
	2012	2011

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$—
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	—
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	10,000,000	—
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	—	4,500,000

	35,000,000	4,500,000
Current portion	—	(4,500,000)

	$35,000,000	$—

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$280,701 thousand and NT$281,631 thousand for the three months ended March 31, 2012 and 2011, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$70,905 thousand and NT$75,423 thousand for the three months ended March 31, 2012 and 2011, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Three Months Ended March 31
	2012	2011

The Fund
Balance, beginning of period	$3,017,351	$2,835,231
Contributions	72,010	71,165
Interest	26,304	27,083
Payments	(4,886)	(3,495)

Balance, end of period	$3,110,779	$2,929,984

Accrued pension cost
Balance, beginning of period	$3,860,898	$3,824,601
Accruals (deductions)	(3,748)	5,736

Balance, end of period	$3,857,150	$3,830,337

17.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Three Months Ended March 31
	2012	2011

Income tax expense based on “income before income tax” at statutory rate (17%)	$6,073,638	$6,814,147
Tax effect of the following:
Tax-exempt income	(1,870,035)	(3,478,506)
Temporary and permanent differences	(485,734)	(561,554)
Income tax credits used	(950,630)	—

Income tax currently payable	$2,767,239	$2,774,087

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2012	2011

Income tax currently payable	$2,767,239	$2,774,087
Other income tax adjustments	29,128	20,131
Net change in deferred income tax assets
Investment tax credits	361,473	(486,686)
Temporary differences	187,562	166,629
Valuation allowance	(1,092,307)	1,331,282

Income tax expense	$2,253,095	$3,805,443

c.	Net deferred income tax assets consisted of the following:

	March 31
	2012	2011

Current deferred income tax assets
Investment tax credits	$5,563,872	$4,182,893
Temporary differences
Allowance for sales returns and others	523,921	575,591
Unrealized gain/loss on financial instruments	308,777	62,060
Others	132,258	44,359

	$6,528,828	$4,864,903

Noncurrent deferred income tax assets
Investment tax credits	$14,254,615	$18,279,007
Temporary differences
Depreciation	1,737,772	1,891,415
Others	269,057	199,860
Valuation allowance	(9,245,784)	(13,984,044)

	$7,015,660	$6,386,238

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d.	Integrated income tax information:

The balance of the imputation credit account as of March 31, 2012 and 2011 was NT$4,003,228 thousand and NT$1,669,533 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2011 and 2010 were 6.67% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2012, investment tax credits consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$1,165,765	$804,292	2012
		6,513,605	6,513,605	2013
		7,006,655	7,006,655	2014
		482,351	482,351	2015

		$15,168,376	$14,806,903

(Continued)

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Research and development expenditures	$4,994,463	$4,994,463	2013

Statute for Upgrading Industries	Personnel training expenditures	$17,121	$17,121	2013

Statute for Industrial Innovation	Research and development expenditures	$589,157	$—	2012

(Concluded)

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015

h.	The tax authorities have examined income tax returns of the Company through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$5,797,911	$4,368,584	$10,166,495
Labor and health insurance	297,921	194,107	492,028
Pension	213,350	138,256	351,606
Meal	152,266	74,756	227,022
Welfare	53,767	35,961	89,728
Others	9,739	13,578	23,317

	$6,524,954	$4,825,242	$11,350,196

Depreciation	$23,482,941	$2,427,853	$25,910,794

Amortization	$307,786	$182,221	$490,007

	Three Months Ended March 31, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$6,117,303	$4,260,569	$10,377,872
Labor and health insurance	307,843	168,284	476,127
Pension	230,885	126,169	357,054
Meal	165,359	65,669	231,028
Welfare	58,360	32,769	91,129
Others	14,252	7,681	21,933

	$6,894,002	$4,661,141	$11,555,143

Depreciation	$21,800,953	$1,545,577	$23,346,530

Amortization	$324,635	$196,211	$520,846

19.	SHAREHOLDERS’ EQUITY

As of March 31, 2012, 1,091,849 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,459,243 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	March 31
	2012	2011

Additional paid-in capital	$23,866,634	$23,715,050
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	444,328	367,797
Donations	55	55

	$56,008,374	$55,781,482

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$2,236,553 thousand and NT$2,443,687 thousand for the three months ended March 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in a Board of Directors’ meeting held on February 14, 2012 and a shareholders’ meeting held on June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

The Board of Directors also resolved on February 14, 2012 to appropriate profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively. There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2011.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2011 are to be resolved in the shareholders’ meeting held on June 12, 2012 (expected).

The Company’s profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 9, 2011. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and same amount had been charged against earnings of 2010.

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of March 31, 2012.

Information about outstanding options for the three months ended March 31, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)

Three months ended March 31, 2012

Balance, beginning of period	14,293	$32.1
Options exercised	(4,382)	31.1

Balance, end of period	9,911	32.6

(Continued)

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)

Three months ended March 31, 2011

Balance, beginning of period	21,437	$32.3
Options exercised	(4,115)	30.9

Balance, end of period	17,322	32.6

(Concluded)

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of March 31, 2012, information about outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.9-$29.3	6,972	1.1	$27.0
38.0- 50.1	2,939	2.7	45.7

	9,911	1.6	32.6

As of March 31, 2012, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the three months ended March 31, 2012 and 2011 would have been as follows:

Valuation assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Three Months Ended March 31
	2012	2011

Net income:
Net income as reported	$33,474,187	$36,277,773
Pro forma net income	33,402,682	36,273,711

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$1.29	$1.40
Pro forma basic EPS	1.29	1.40
Diluted EPS as reported	1.29	1.40
Pro forma diluted EPS	1.29	1.40

21.	EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Number of Shares	EPS (NT$)
	Before Income Tax	After Income Tax	(Denominator) (In Thousands)	Before Income Tax	After Income Tax

Three months ended March 31, 2012

Basic EPS
Earnings available to common shareholders	$35,727,282	$33,474,187	25,917,646	$1.38	$1.29

Effect of dilutive potential common shares	—	—	8,800

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$35,727,282	$33,474,187	25,926,446	$1.38	$1.29

Three months ended March 31, 2011

Basic EPS
Earnings available to common shareholders	$40,083,216	$36,277,773	25,912,506	$1.55	$1.40

Effect of dilutive potential common shares	—	—	11,060

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$40,083,216	$36,277,773	25,923,566	$1.55	$1.40

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2011 to remain at NT$1.40.

22.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	March 31
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$—	$—	$11,605	$11,605
Available-for-sale financial assets	2,618,029	2,618,029	5,105,351	5,105,351
Held-to-maturity financial assets	1,402,856	1,422,299	6,198,107	6,253,752
Financial assets carried at cost	497,835	—	497,835	—

Liabilities

Financial liabilities at fair value through profit or loss	47,930	47,930	15,028	15,028
Bonds payable (including current portion)	35,000,000	35,248,224	4,500,000	4,542,890
Other long-term payables (including current portion)	—	—	912,591	912,591

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.	Valuation gains (losses) arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as net losses of NT$47,930 thousand and NT$3,423 thousand for the three months ended March 31, 2012 and 2011, respectively.

d.	As of March 31, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$1,402,856 thousand and NT$7,245,756 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$69,735,646 thousand and NT$38,691,396 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the three months ended March 31, 2012 and 2011 were as follows:

	Three Months Ended March 31, 2012
	From Available- for-sale Financial Assets	Equity-method Investments	Total

Balance, beginning of period	$(1,511,599)	$338,744	$(1,172,855)
Recognized directly in shareholders’ equity	743	288,865	289,608

Balance, end of period	$(1,510,856)	$627,609	$(883,247)

	Three Months Ended March 31, 2011
	From Available- for-sale Financial Assets	Equity-method Investments	Total

Balance, beginning of period	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	128,353	(192,769)	(64,416)

Balance, end of period	$(266,953)	$311,826	$44,873

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

23.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Subsidiaries

TSMC North America

TSMC China

TSMC Europe

TSMC Japan

b.	Investees

Xintec (holding a controlling financial interest)

SSMC (accounted for using the equity method)

VIS (accounted for using the equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology, Inc. (TSMC Technology)

TSMC Design Technology Canada, Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using the equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2012		2011
	Amount	%	Amount	%

For the three months ended March 31

Sales
TSMC North America	$64,861,377	61	$57,007,986	55
Others	994,464	1	567,051	—

	$65,855,841	62	$57,575,037	55

Purchases
TSMC China	$3,192,921	25	$2,419,959	19
WaferTech	1,623,602	12	1,770,429	14
SSMC	873,056	7	955,937	7
VIS	732,490	6	1,325,127	10
Others	—	—	65,792	1

	$6,422,069	50	$6,537,244	51

	2012		2011
	Amount	%	Amount	%

Manufacturing expenses
Xintec (outsourcing and rent)	$23,487	—	$84,600	—
VisEra (outsourcing)	4,024	—	5,937	—
VIS (rent)	—	—	7,104	—
Others	—	—	770	—

	$27,511	—	$98,411	—

Research and development expenses
TSMC Technology (primarily consulting fee)	$148,681	2	$113,013	2
TSMC Canada (primarily consulting fee)	52,350	1	42,489	—
TSMC Europe (primarily consulting fee)	13,513	—	8,774	—
VIS (primarily rent)	—	—	1,999	—
Others	2,556	—	13,476	—

	$217,100	3	$179,751	2

Marketing expenses - commission
TSMC Europe	$82,247	15	$90,915	14
TSMC Japan	71,086	13	66,614	10
TSMC China	16,450	3	16,320	2
Others	5,190	1	5,375	1

	$174,973	32	$179,224	27

Sales of property, plant and equipment and other assets
TSMC China	$41,011	80	$592,339	57
VisEra	9,000	17	—	—
WaferTech	—	—	64,255	6
VIS	—	—	35,208	4
Others	10	—	—	—

	$50,021	97	$691,802	67

Non-operating income and gains
VIS (primarily technical service income)	$54,829	4	$68,905	3
SSMC (primarily technical service income)	52,326	3	44,817	2
TSMC China (primarily technical service income and gains on disposal of property, plant and equipment)	181	—	6,801	—
Others	3,189	—	—	—

	$110,525	7	$120,523	5

Non-operating expenses and losses
TSMC China (primarily losses on disposal of property, plant and equipment)	$4,675	—	$—	—

	2012		2011
	Amount	%	Amount	%

As of March 31

Receivables
TSMC North America	$32,359,734	98	$27,517,143	99
Others	552,937	2	261,098	1

	$32,912,671	100	$27,778,241	100

Other receivables
SSMC	$1,192,278	87	$45,415	3
VIS	99,977	7	153,680	8
TSMC China	43,296	3	1,593,520	86
Others	36,742	3	60,061	3

	$1,372,293	100	$1,852,676	100

Payables
TSMC China	$1,137,485	39	$855,485	28
WaferTech	576,902	20	550,219	18
VIS	519,259	18	953,003	31
SSMC	382,415	13	395,820	13
Others	276,526	10	316,784	10

	$2,892,587	100	$3,071,311	100

Other assets (deferred credits)
TSMC China	$(3,182)	—	$33,833	2
VisEra	(1,122)	—	—	—
Others	(10)	—	—	—

	$(4,314)	—	$33,833	2

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses. The lease expired in June 2011.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses. The lease expired in April 2011.

The Company deferred the disposal gains/losses (classified under other assets and deferred credits) derived from sales of property, plant and equipment and other assets to TSMC China and VisEra, and then recognized such gains/losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

24.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2012 to January 2032 and can be renewed upon expiration.

As of March 31, 2012, future lease payments were as follows:

Year	Amount

2012 (2nd to 4th quarter)	$347,649
2013	439,841
2014	425,328
2015	415,008
2016	404,844
2017 and thereafter	3,400,454

$5,433,124

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of March 31, 2012, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2012, the Company had a total of US$11,330 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

26.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	March 31
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$1,983,180	29.529	$1,919,150	29.468
EUR	177,041	39.26	127,036	41.81
JPY	23,367,649	0.3579	29,399,539	0.3541
Non-monetary items
HKD	688,955	3.80	1,073,696	3.79
Investments accounted for using equity method
USD	2,992,576	29.529	3,022,391	29.468
EUR	5,447	39.26	14,318	41.81
JPY	418,722	0.3579	407,297	0.3541
RMB	3,009,759	4.69	1,049,606	4.50

(Continued)

	March 31
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial liabilities

Monetary items
USD	$1,969,944	29.529	$1,915,005	29.468
EUR	181,806	39.26	163,964	41.81
JPY	30,416,402	0.3579	32,211,580	0.3541

(Concluded)

Note:    Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Do not meet the criteria for hedge accounting

1)	TSMC China

TSMC China entered into forward exchange contracts during the three months ended March 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contract as of March 31, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell US$/Buy EUR	April 2012	US$1,565/EUR1,200
Sell US$/Buy JPY	April 2012	US$2,584/JPY213,257

For the three months ended March 31, 2012, net gains arising from forward exchange contracts of TSMC China amounted to NT$2,855 thousand.

2)	Xintec

Xintec entered into forward exchange contracts during the three months ended March 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of March 31, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell US$/Buy NT$	April 2012 to May 2012	US$10,800/NT$318,434

For the three months ended March 31, 2012, net gains arising from forward exchange contracts of Xintec amounted to NT$10,057 thousand.

3)	TSMC Partners

TSMC Partners entered into forward exchange contracts during the three months ended March 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of March 31, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell RMB/Buy US$	April 2012	RMB1,230,782/US$195,000

For the three months ended March 31, 2012, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$14,647 thousand.

4)	TSMC Solar

TSMC Solar entered into derivative contracts during the three months ended March 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of March 31, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell NT$/Buy US$	April 2012	NT$128,180/US$4,340
Sell NT$/Buy JPY	April 2012	NT$9,441/JPY26,000

Outstanding cross currency swap contracts as of March 31, 2012 consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

April 2012	NT$604,165/US$20,450	0.00%	0.07%-0.20%

For the three months ended March 31, 2012, net losses arising from derivative financial instruments of TSMC Solar amounted to NT$14,747 thousand.

5)	TSMC SSL

TSMC SSL entered into forward exchange contracts during the three months ended March 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of March 31, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell NT$/Buy US$	April 2012 to May 2012	NT$59,240/US$2,010
Sell NT$/Buy JPY	April 2012	NT$13,068/JPY36,000

For the three months ended March 31, 2012, net losses arising from forward exchange contracts of TSMC SSL amounted to NT$7,251 thousand.

Meet the criteria for hedge accounting

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of March 31, 2012, the outstanding interest rate swap contract of Xintec consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value March 31, 2012	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(135)	2011 to 2012	2011 to 2012

For the three months ended March 31, 2012, the adjustment for current period to shareholder’s equity amounted to a loss of NT$1 thousand for the above Xintec’s interest rate swap contract. The amount removed from shareholder’s equity and recognized as a loss amounted to NT$98 thousand.

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 23.

28.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

29.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the management on April 24, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

															Collateral			Financing
No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt			Financing Limits for Each Borrowing Company (Note 1)	Company’s Total Financing Amount Limits (Note 2)
															Item	Value

1	TSMC Partners	TSMC China	Long-term receivables from related parties	$ (US$	7,382,250 250,000)	$ (US$	7,382,250 250,000)	$ (US$	7,382,250 250,000)	0.25%-0.26%	The need for short-term financing	$—	Purchase equipment	$—	—	$—	$34,664,194	$34,664,194
		TSMC Solar	Other receivables from related parties	(US$	1,181,160 40,000)	(US$	1,181,160 40,000)	(US$	723,461 24,500)	0.4017%-0.4757%	The need for short-term financing	—	Operating capital	—	—	—	3,466,419
		TSMC SSL	Other receivables from related parties	(US$	885,870 30,000)	(US$	885,870 30,000)		—	0.4545%	The need for short-term financing	—	Operating capital	—	—	—	3,466,419

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.
Note 3:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2012				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$1,099,699	N/A	$1,117,010
	China Steel Corporation	—	”	—	303,157	N/A	305,289

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493	2,618,029	7	2,618,029
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	43,137,920	100	43,137,920
	TSMC Partners	Subsidiary	”	988,268	34,664,194	100	34,664,194
	TSMC Solar	Subsidiary	”	1,118,000	9,456,531	99	9,456,531
	VIS	Investee accounted for using equity method	”	628,223	8,986,165	41	8,009,850
	SSMC	Investee accounted for using equity method	”	314	5,388,363	39	5,174,379
	TSMC SSL	Subsidiary	”	430,400	3,541,201	95	3,541,201
	TSMC North America	Subsidiary	”	11,000	3,035,002	100	3,035,002
	Xintec	Investee with a controlling financial interest	”	94,011	1,546,668	40	1,546,668
	GUC	Investee accounted for using equity method	”	46,688	1,191,165	35	5,182,352
	TSMC Europe	Subsidiary	”	—	213,849	100	213,849
	TSMC Japan	Subsidiary	”	6	149,861	100	149,861
	TSMC Korea	Subsidiary	”	80	23,468	100	23,468
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	372,714
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	348,269
	W.K. Technology Fund IV	—	”	4,000	40,000	2	42,581

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	14,095,161	100	14,115,767
	VTAF III	Subsidiary	”	—	1,437,397	53	1,416,270
	VTAF II	Subsidiary	”	—	740,533	98	734,522
	Emerging Alliance	Subsidiary	”	—	205,484	99	205,484
	TSMC GN	Subsidiary	”	—	84,751	100	84,751

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	5,219,263	20	3,576,900
	TSMC Solar Europe	Subsidiary	”	—	168,129	100	168,129
	TSMC Solar NA	Subsidiary	”	1	35,897	100	35,897

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—	1,640,461	46	1,640,461

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2012						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,912	100		$2,912
TSMC GN	Stock
	TSMC Solar	Subsidiary	Investments accounted for using equity method	3,759		31,755	—		31,755
	TSMC SSL	Subsidiary	”	5,425		44,838	1		44,838

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,038	N/A	US$	20,496

	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	470,564	100	US$	470,564
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	96,445	49	US$	96,445
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	14,041	97	US$	14,041
	TSMC Technology	Subsidiary	”	1	US$	10,942	100	US$	10,942
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	11,455	97	US$	11,455
	TSMC Canada	Subsidiary	”	2,300	US$	4,258	100	US$	4,258
	Mcube Inc.	Investee accounted for using equity method	”	6,333		—	25		—
	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	8	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	270	US$	3,287	—	US$	3,287

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,059	N/A	US$	20,496
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	14,850

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	229,723	100	US$	229,723
Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	8	US$	500	—	US$	500
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2012						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

VTAF II	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	3	US$	4,316
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	132	US$	1,110	2	US$	1,110
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,330	US$	3,482	21	US$	3,482
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	14,168	US$	1,771	58	US$	1,771
	InvenSense, Inc.	—	Available-for-sale financial assets	796	US$	14,415	1	US$	14,415
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	3,916	US$	4,779	4	US$	4,779
	Powervation, Ltd.	—	”	449	US$	7,030	16	US$	7,030
	Stion Corp.	—	”	8,152	US$	55,474	20	US$	55,474
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	480	100	US$	480
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	Veebeam	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	1,320	US$	4,743	2	US$	4,743
	Memsic, Inc.	—	”	1,286	US$	5,412	5	US$	5,412

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	4,513	5	US$	4,513
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	455	3	US$	455

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2012						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		$—	3		$—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1		EUR 4,186	100		EUR 4,186

TSMC Global	Corporate bond

	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,995
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,796
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,898
	Deutsche Bank AG London	—	”	20,000	US$	19,913	N/A	US$	20,225
	JP Morgan Chase + Co.	—	”	35,000	US$	35,036	N/A	US$	35,216
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	8,001
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,884
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	5,012

	Government bond
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,003

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	133	US$	133	N/A	US$	133

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance (Note 2)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Carrying Value (Foreign Currencies in Thousands)	Gain (Loss) on Disposal (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Stock
	TSMC SSL	Investments accounted for using equity method	—	Subsidiary	227,000	$1,746,893	203,400	$2,034,000	—	$—	$—	$—	430,400	$3,541,201
	TSMC GN	”	—	Subsidiary	—	—	—	100,000	—	—	—	—	—	84,751

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2:	The ending balance includes translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	January 1, 2012 to March 30, 2012	$950,083	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 7, 2012 to March 29, 2012	372,426	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to March 29, 2012	394,839	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$64,861,377	61	Net 30 days after invoice date	—	—	$32,359,734	62
	GUC	Investee accounted for using equity method	Sales	920,220	1	Net 30 days after monthly closing	—	—	552,558	1
	TSMC China	Subsidiary	Purchases	3,192,921	25	Net 30 days after monthly closing	—	—	(1,137,485)	8
	WaferTech	Indirect subsidiary	Purchases	1,623,602	12	Net 30 days after monthly closing	—	—	(576,902)	4
	SSMC	Investee accounted for using equity method	Purchases	873,056	7	Net 30 days after monthly closing	—	—	(382,415)	3
	VIS	Investee accounted for using equity method	Purchases	732,490	6	Net 30 days after monthly closing	—	—	(519,259)	3

Xintec	Omni Vision	Parent company of director (represented for Xintec)	Sales	191,163	33	Net 30 days after monthly closing	—	—	107,690	40

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$32,379,073	40	$10,263,324	—	$12,832,204	$—
	SSMC	Investee accounted for using equity method	1,192,278	(Note 2)	—	—	—	—
	GUC	Investee accounted for using equity method	552,558	33	535	—	283,209	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	107,690	83	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,137,920	$171,518	$171,518	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	34,664,194	427,678	427,678	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	—	100	14,095,161	875,143	895,570	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	9,456,531	(563,533)	(640,173)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	41	8,986,165	24,096	(53,605)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	5,388,363	1,027,831	398,701	Investee accounted for using equity method
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,035,002	97,510	97,510	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	3,541,201	(279,037)	(265,677)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,546,668	(117,292)	(60,118)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,070,101	2,074,155	—	53	1,437,397	(25,475)	(23,509)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,191,165	99,536	35,056	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	949,267	949,267	—	98	740,533	(2,725)	(2,671)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	892,855	892,855	—	99	205,484	(2,434)	(2,422)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	213,849	8,682	8,682	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	149,861	1,523	1,523	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	23,468	110	110	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	—	—	100	84,751	(3,386)	(3,386)	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	5,219,263	(988,198)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,797,496	1,795,131	—	46	1,640,461	(25,475)	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032	411,032	—	100	168,129	(35,781)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686	147,686	1	100	35,897	(15,073)	Note 2	Subsidiary

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133	3,133	1	100	2,912	(7)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2012				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2012 (Foreign Currencies in Thousands)		December 31, 2011 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	470,564	US$	10,529	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	96,445	US$	281	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	787	787	97	US$	14,041	US$	2,456	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,942	US$	327	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	14,153	14,153	97	US$	11,455	US$	(47)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,258	US$	99	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,800	US$	1,800	6,333	25		—	US$	(3,224)	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	229,723	US$	9,604	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	4,718	US$	3,937	14,168	58	US$	1,771	US$	(281)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,830	—	100	US$	480	US$	(30)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	9,900	1	100	EUR	4,186	EUR	(916)	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		$37,590		$—	3,759	—		$31,755		$(563,533)	Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		54,254		—	5,425	1		44,838		(279,037)	Note 2	Investee accounted for using equity method

Note 1:	Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.
Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2012 (US$ in Thousand)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2012 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of March 31, 2012 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of March 31, 2012
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers

			$18,939,667	(Note 1)		$18,939,667	$—	$—		$18,939,667	100%	$895,570		$14,095,161	$—
		(RMB	4,502,080)		(US$	596,000)			(US$	596,000)

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies
			953,709	(Note 2)		147,485	—	—		147,485	8%	(Note 3)		147,645	—
		(US$	31,488)		(US$	5,000)			(US$	5,000)			(US$	5,000)

Accumulated Investment in Mainland China as of March 31, 2012 (US$ in Thousand)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)		Upper Limit on Investment (US$ in Thousand)
$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.
Note 3:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

Taiwan Semiconductor Manufacturing

Company Limited and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

April 24, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$170,819,939	21	$129,445,000	17
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	1,658	—	12,283	—
Available-for-sale financial assets (Notes 2, 6 and 25)	3,577,801	1	28,564,518	4
Held-to-maturity financial assets (Notes 2, 7 and 25)	6,253,618	1	5,388,732	1
Receivables from related parties (Notes 3 and 26)	647,314	—	1,301	—
Notes and accounts receivable (Note 3)	53,286,548	6	54,283,659	7
Allowance for doubtful receivables (Notes 2, 3 and 8)	(490,882)	—	(503,093)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,428,410)	(1)	(6,955,928)	(1)
Other receivables from related parties (Notes 3 and 26)	1,301,705	—	199,095	—
Other financial assets (Note 27)	571,010	—	1,248,098	—
Inventories (Notes 2 and 9)	27,759,150	3	31,787,239	4
Deferred income tax assets (Notes 2 and 20)	6,736,065	1	5,099,667	1

Prepaid expenses and other current assets	3,087,516	—	1,962,700	—

Total current assets	268,123,032	32	250,533,271	33

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 25)
Investments accounted for using equity method	23,632,874	3	25,995,552	3
Available-for-sale financial assets	—	—	1,036,044	—
Held-to-maturity financial assets	2,030,812	—	7,692,591	1
Financial assets carried at cost	4,180,185	1	4,209,597	1

Total long-term investments	29,843,871	4	38,933,784	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 26 and 27)
Cost
Land and land improvements	1,535,861	—	1,519,805	—
Buildings	186,907,290	22	161,757,008	21
Machinery and equipment	1,144,854,551	138	979,510,419	131
Office equipment	17,982,711	2	15,531,932	2
Leased assets	771,734	—	684,775	—

	1,352,052,147	162	1,159,003,939	154
Accumulated depreciation	(901,040,978)	(108)	(795,326,356)	(106)
Advance payments and construction in progress	58,905,293	7	72,911,797	10

Net property, plant and equipment	509,916,462	61	436,589,380	58

INTANGIBLE ASSETS

Goodwill (Note 2)	5,590,597	1	5,582,287	1

Deferred charges, net (Notes 2 and 14)	5,378,539	—	5,628,037	1

Total intangible assets	10,969,136	1	11,210,324	2

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 20)	7,245,201	1	6,599,175	1
Refundable deposits	4,527,507	1	4,831,356	1

Others (Notes 2 and 27)	1,265,176	—	1,428,676	—

Total other assets	13,037,884	2	12,859,207	2

TOTAL	$831,890,385	100	$750,125,966	100

	2012		2011
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$34,687,716	4	$34,176,368	5
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	61,038	—	48,850	—
Hedging derivative financial liabilities (Notes 2, 11 and 25)	135	—	676	—
Accounts payable	13,262,122	2	11,923,131	2
Payables to related parties (Note 26)	906,317	—	1,427,800	—
Income tax payable (Notes 2 and 20)	13,511,557	2	9,844,973	1
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	11,327,679	1	13,586,113	2
Payables to contractors and equipment suppliers	34,070,990	4	33,906,105	4
Accrued expenses and other current liabilities (Notes 13, 18, 25 and 29)	18,279,337	2	17,602,638	2
Current portion of bonds payable and long-term bank loans (Notes 16, 17, 25 and 27)	93,750	—	4,740,759	1

Total current liabilities	126,200,641	15	127,257,413	17

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 25)	35,000,000	4	—	—
Long-term bank loans (Notes 17, 25 and 27)	1,556,250	—	1,040,562	—
Other long-term payables (Notes 18, 25 and 29)	59,058	—	3,849,674	1
Obligations under capital leases (Notes 2, 13, and 25)	742,931	—	678,403	—

Total long-term liabilities	37,358,239	4	5,568,639	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,903,634	1	3,817,717	—
Guarantee deposits (Note 29)	405,594	—	714,643	—
Others	439,868	—	375,595	—

Total other liabilities	4,749,096	1	4,907,955	—

Total liabilities	168,307,976	20	137,734,007	18

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,920,604 thousand shares in 2012
25,914,193 thousand shares in 2011	259,206,046	31	259,141,933	35

Capital surplus (Notes 2 and 22)	56,008,374	7	55,781,482	7

Retained earnings (Note 22)
Appropriated as legal capital reserve	102,399,995	12	86,239,494	11
Appropriated as special capital reserve	6,433,874	1	1,313,047	—
Unappropriated earnings	246,831,473	30	214,504,803	29

	355,665,342	43	302,057,344	40

Others
Cumulative translation adjustments (Note 2)	(9,064,188)	(1)	(9,351,749)	(1)
Unrealized gain (loss) on financial instruments (Notes 2, 11 and 25)	(883,247)	—	44,873	—

	(9,947,435)	(1)	(9,306,876)	(1)

Equity attributable to shareholders of the parent	660,932,327	80	607,673,883	81

MINORITY INTERESTS (Note 2)	2,650,082	—	4,718,076	1

Total shareholders’ equity	663,582,409	80	612,391,959	82

TOTAL	$831,890,385	100	$750,125,966	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 26)	$106,877,069		$106,835,757

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,369,394		1,458,262

NET SALES (Note 33)	105,507,675	100	105,377,495	100

COST OF SALES (Notes 9, 21 and 26)	55,221,092	52	53,706,783	51

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	50,286,583	48	51,670,712	49

REALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	74,029	—	—	—

GROSS PROFIT	50,360,612	48	51,670,712	49

OPERATING EXPENSES (Notes 21 and 26)
Research and development	9,162,781	9	7,963,628	8
General and administrative	4,659,024	4	3,342,828	3
Marketing	1,100,839	1	1,201,276	1

Total operating expenses	14,922,644	14	12,507,732	12

INCOME FROM OPERATIONS (Note 33)	35,437,968	34	39,162,980	37

NON-OPERATING INCOME AND GAINS
Interest income	501,236	1	373,284	—
Foreign exchange gain, net (Note 2)	429,743	—	403,081	1
Technical service income (Notes 26 and 29)	107,156	—	114,949	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	73,591	—	124,926	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	20,952	—	520,109	1
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 26)	2,235	—	96,311	—
Others	67,292	—	200,121	—

Total non-operating income and gains	1,202,205	1	1,832,781	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on idle assets (Note 2)	$442,312	1	$—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	245,005	—	282,237	1
Interest expense	217,691	—	119,922	—
Impairment of financial assets (Notes 2, 12 and 25)	4,390	—	58,537	—
Loss on disposal of property, plant and equipment (Note 2)	3,730	—	145,476	—
Others (Note 2)	73,341	—	77,147	—

Total non-operating expenses and losses	986,469	1	683,319	1

INCOME BEFORE INCOME TAX	35,653,704	34	40,312,442	38

INCOME TAX EXPENSE (Notes 2 and 20)	2,288,372	2	3,885,350	3

NET INCOME	$33,365,332	32	$36,427,092	35

ATTRIBUTABLE TO:
Shareholders of the parent	$33,474,187	32	$36,277,773	35
Minority interests	(108,855)	—	149,319	—

	$33,365,332	32	$36,427,092	35

	2012		2011
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$1.38	$1.29	$1.55	$1.40

Diluted earnings per share	$1.38	$1.29	$1.55	$1.40

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$33,474,187	$36,277,773
Net income (loss) attributable to minority interests	(108,855)	149,319
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,005,407	24,816,388
Realized gross profit from affiliates	(74,029)	—
Amortization of premium/discount of financial assets	1,753	7,797
Impairment of financial assets	4,390	58,537
Gain on disposal of available-for-sale financial assets, net	(82,376)	(111,511)
Loss (gain) on disposal of financial assets carried at cost, net	8,785	(13,415)
Equity in earnings of equity method investees, net	(20,952)	(520,109)
Loss on disposal of property, plant and equipment and other assets, net	1,495	49,165
Impairment loss on idle assets	442,312	—
Deferred income tax	(608,211)	1,037,018
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	60,998	24,451
Receivables from related parties	(461,550)	1,421
Notes and accounts receivable	(6,965,308)	(3,253,774)
Allowance for doubtful receivables	(3)	(936)
Allowance for sales returns and others	363,803	(590,336)
Other receivables from related parties	(33,996)	(74,509)
Other financial assets	46,132	(39,472)
Inventories	(2,918,568)	(3,381,255)
Prepaid expenses and other current assets	(995,057)	74,947
Accounts payable	1,733,684	(1,476,564)
Payables to related parties	(422,204)	560,715
Income tax payable	2,855,433	2,660,276
Accrued profit sharing to employees and bonus to directors and supervisors	2,246,386	2,489,966
Accrued expenses and other current liabilities	499,872	(2,273,179)
Accrued pension cost	(4,874)	5,366

Net cash provided by operating activities	57,048,654	56,478,079

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(48,570,613)	$(81,262,394)
Available-for-sale financial assets	(1,477)	(13,865,070)
Financial assets carried at cost	—	(1,670)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	89,733	13,459,391
Held-to-maturity financial assets	594,140	—
Financial assets carried at cost	45,053	63,254
Property, plant and equipment and other assets	13,155	381,310
Increase in deferred charges	(403,491)	(188,183)
Decrease (increase) in refundable deposits	(8,644)	3,846,614
Increase in other assets	(6,987)	(5,992)

Net cash used in investing activities	(48,249,131)	(77,572,740)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	8,761,188	2,962,424
Proceed from long-term bank loans	—	800,000
Repayment of long-term bank loans	—	(61,943)
Proceeds from issuance of bonds	17,000,000	—
Repayment of bonds	(4,500,000)	—
Decrease in obligations under capital leases	(81,995)	—
Decrease in other long-term payables	(1,434,277)	—
Decrease in guarantee deposits	(38,389)	(74,455)
Proceeds from exercise of employee stock options	136,204	127,288
Increase in minority interests	298,654	15,840

Net cash provided by financing activities	20,141,385	3,769,154

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,940,908	(17,325,507)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,593,246)	(1,116,448)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	143,472,277	147,886,955

CASH AND CASH EQUIVALENTS, END OF PERIOD	$170,819,939	$129,445,000

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$235,441	$221,837

Income tax paid	$48,354	$218,178

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$48,099,028	$73,205,035
Decrease in payables to contractors and equipment suppliers	471,585	8,058,230
Nonmonetary exchange trade-out price	—	(871)

Cash paid	$48,570,613	$81,262,394

Disposal of property, plant and equipment and other assets	$13,155	$382,181
Nonmonetary exchange trade-out price	—	(871)

Cash received	$13,155	$381,310

Acquisition of available-for-sale financial assets	$1,477	$13,989,666
Increase in accrued expenses and other current liabilities	—	(124,596)

Cash paid	$1,477	$13,865,070

Disposal of available-for-sale financial assets	$89,733	$13,646,465
Increase in other financial assets	—	(187,074)

Cash received	$89,733	$13,459,391

NON-CASH FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$442,312	$—

Current portion of bonds payable	$—	$4,500,000

Current portion of long-term bank loans	$93,750	$240,759

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,850,950	$4,134,622

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of March 31, 2012 and 2011, TSMC and its subsidiaries had 35,594 and 35,665 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership March 31
Name of Investor	Name of Investee	2012		2011	Remark

TSMC	TSMC North America	100%		100%	—
	TSMC Japan Limited (TSMC Japan)	100%		100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%		100%	—
	TSMC Korea Limited (TSMC Korea)	100%		100%	—
	TSMC Europe B.V. (TSMC Europe)	100%		100%	—
	TSMC Global, Ltd. (TSMC Global)	100%		100%	—
	TSMC China Company Limited (TSMC China)	100%		100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	53%		99%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%		98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%		99.5%	—
	Global Unichip Corporation (GUC)	(Note	2)	35%	—
	Xintec Inc. (Xintec)	40%		41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC SSL	95%		—	Established in August 2011 TSMC and TSMC GN aggregately has a controlling interest of 96% in TSMC SSL
	TSMC Solar	99%		—	Established in August 2011 TSMC and TSMC GN aggregately has a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	100%		—	Established in January 2012

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%		100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%		100%	—
	TSMC Development, Inc. (TSMC Development)	100%		100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%		97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%		97%	—

TSMC Development	WaferTech, LLC (WaferTech)	100%		100%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	58%		57%	—
	Growth Fund Limited (Growth Fund)	100%		100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%		100%	—

GUC	Global Unichip Corp.-NA (GUC-NA)	(Note 2)		100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	(Note 2)		100%	—
	Global Unichip Europe B.V. (GUC-Europe)	(Note 2)		100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	(Note 2)		100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	(Note 2)		100%	—

(Continued)

		Percentage of Ownership March 31
Name of Investor	Name of Investee	2012	2011	Remark

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	(Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	(Note 1)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	(Note 1)
	VentureTech Alliance Fund III, L.P. (VTAF III)	46%	—	(Note 1)

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	100%	(Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.
Note 2:	Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of March 31, 2012:

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Development and TSMC GN are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. Xintec is engaged in the provision of wafer packaging service. TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems. TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products. TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011. In February 2012, TSMC SSL and TSMC Solar issued new shares for cash, in which a portion of shares were subscribed by their employees and TSMC GN. As a result, the Company’s percentage of ownership in TSMC SSL and TSMC Solar decreased to 96% and 99%, respectively.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at period-end; shareholders’ equity - historical rates; income and expenses—average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by corporate bonds and government bonds, corporate bonds, and agency bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Open-end mutual funds and money market funds - net asset values at the end of the period; publicly traded stocks - closing prices at the end of the period; and other debt securities - average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the three months ended March 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and the Company conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements accordingly.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2012	2011

Cash and deposits in banks	$168,044,810	$127,349,258
Repurchase agreements collateralized by corporate bonds	1,938,014	—
Repurchase agreements collateralized by government bonds	837,115	1,627,216
Corporate bonds	—	383,092
Agency bonds	—	85,434

	$170,819,939	$129,445,000

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2012	2011

Trading financial assets

Forward exchange contracts	$1,376	$12,283
Cross currency swap contracts	282	—

	$1,658	$12,283

Trading financial liabilities

Forward exchange contracts	$60,207	$48,850
Cross currency swap contracts	831	—

	$61,038	$48,850

The Company entered into derivative contracts during the three months ended March 31, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

March 31, 2012

Sell NT$/Buy JPY	April 2012	NT$869,791/JPY2,362,000
Sell NT$/Buy US$	April 2012 to May 2012	NT$ 187,420/US$6,350
Sell US$/Buy JPY	April 2012	US$42,327/JPY3,403,622
Sell US$/Buy EUR	April 2012	US$ 1,565/EUR1,200
Sell US$/Buy NT$	April 2012 to May 2012	US$10,800/NT$318,434
Sell RMB/Buy US$	April 2012	RMB1,230,782/US$195,000

March 31, 2011
Sell NT$/Buy JPY	April 2011	NT$1,173,256/JPY3,268,300
Sell NT$/Buy EUR	April 2011	NT$ 83,800/EUR2,000
Sell EUR/Buy NT$	April 2011	EUR59,550/NT$2,494,130
Sell NT$/Buy US$	April 2011	NT$ 53,267/US$1,800
Sell RMB/Buy US$	April 2011 to June 2011	RMB925,865/US$140,500
Sell US$/Buy JPY	April 2011	US$1,531/JPY 124,092
Sell US$/Buy NT$	April 2011 to May 2011	US$ 9,000/NT$265,008

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)		Range of Interest Rates Paid	Range of Interest Rates Received

March 31, 2012

April 2012	NT$	604,165/US$20,450	0.00%	0.07%-0.20%

Net losses on derivative financial instruments for the three months ended March 31, 2012 and 2011 were NT$245,005 thousand and NT$282,237 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2012	2011

Publicly traded stocks	$3,573,873	$4,567,080
Money market funds	3,928	145,015
Corporate bonds	—	16,650,404
Agency bonds	—	6,931,552
Government bonds	—	916,160
Open-end mutual funds	—	390,351

	3,577,801	29,600,562
Current portion	(3,577,801)	(28,564,518)

	$—	$1,036,044

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2012	2011

Corporate bonds	$7,841,495	$12,639,303
Government bonds	442,935	442,020

	8,284,430	13,081,323
Current portion	(6,253,618)	(5,388,732)

	$2,030,812	$7,692,591

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$490,952	$504,029
Reversal	(3)	(855)
Effect of exchange rate changes	(67)	(81)

Balance, end of period	$490,882	$503,093

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$5,068,263	$7,546,264
Provision	1,369,394	1,458,262
Write-off	(1,005,591)	(2,044,133)
Effect of exchange rate changes	(3,656)	(4,465)

Balance, end of period	$5,428,410	$6,955,928

9.	INVENTORIES

	March 31
	2012	2011

Finished goods	$4,381,500	$7,600,064
Work in process	19,414,011	19,320,917
Raw materials	2,270,363	2,853,159
Supplies and spare parts	1,693,276	2,013,099

	$27,759,150	$31,787,239

Write-down of inventories to net realizable value in the amount of NT$642,307 thousand and NT$672,567 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2012 and 2011.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Vanguard International Semiconductor Corporation (VIS)	$8,986,165	41	$9,456,221	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,388,363	39	7,256,841	39
Motech Industries Inc. (Motech)	5,219,263	20	6,770,069	20
VisEra Holding Company (VisEra Holding)	2,847,918	49	2,512,421	49
GUC	1,191,165	35	—	—
Mcube Inc. (Mcube)	—	25	—	26

	$23,632,874		$25,995,552

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

For the three months ended March 31, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$20,952 thousand and NT$520,109 thousand, respectively.

The quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method was NT$13,192,202 thousand (VIS and GUC) as of March 31, 2012 and NT$8,795,129 thousand (VIS) as of March 31, 2011.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$1,645,810	$2,491,891
Amortization	(145,731)	(244,977)

Balance, end of period	$1,500,079	$2,246,914

As of March 31, 2012 and 2011, balance of the aforementioned difference allocated to goodwill was NT$1,415,565 thousand. There was no acquisition or impairment in goodwill for the three months ended March 31, 2012 and 2011.

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31
	2012	2011

Hedging derivative financial liabilities

Interest rate swap contract	$135	$676

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

March 31, 2012

NT$68,000	August 31, 2012	1.38%	0.86%

March 31, 2011

NT$116,000	August 31, 2012	1.38%	0.66%-0.68%

For the three months ended March 31, 2012 and 2011, the adjustment for the current period to shareholders’ equity amounted to net losses of NT$1 thousand and NT$676 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$98 thousand and NT$226 thousand, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2012	2011

Non-publicly traded stocks	$3,873,289	$4,050,346
Mutual funds	306,896	159,251

	$4,180,185	$4,209,597

The common stock of InvenSense, Inc. was listed on the NYSE in November 2011. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the three months ended March 31, 2012 and 2011, the Company recognized impairment on financial assets carried at cost of NT$4,390 thousand and NT$58,537 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Land and land improvements	$1,541,128	$14,470	$—	$—	$(19,737)	$1,535,861
Buildings	172,872,550	14,567,591	(12,594)	—	(520,257)	186,907,290
Machinery and equipment	1,057,588,736	90,006,940	(358,689)	(760,386)	(1,622,050)	1,144,854,551
Office equipment	16,969,266	1,361,503	(290,826)	—	(57,232)	17,982,711
Leased asset	791,480	—	—	—	(19,746)	771,734

	1,249,763,160	$105,950,504	$(662,109)	$(760,386)	$(2,239,022)	1,352,052,147

Accumulated depreciation
Land and land improvements	355,555	$6,775	$—	$—	$(8,951)	353,379
Buildings	101,004,047	2,665,331	(11,327)	—	(264,163)	103,393,888
Machinery and equipment	762,774,355	24,384,987	(354,753)	(318,074)	(1,383,961)	785,102,554
Office equipment	11,820,728	407,695	(290,379)	—	(47,032)	11,891,012
Leased asset	297,535	10,077	—	—	(7,467)	300,145

	876,252,220	$27,474,865	$(656,459)	$(318,074)	$(1,711,574)	901,040,978

Advance payments and construction in progress	116,863,976	$(57,851,476)	$—	$(248)	$(106,959)	58,905,293

	$490,374,916					$509,916,462

	Three Months Ended March 31, 2011
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Land and land improvements	$891,197	$652,011	$—	$—	$(23,403)	$1,519,805
Buildings	145,966,024	16,229,827	(9,707)	—	(429,136)	161,757,008
Machinery and equipment	913,155,252	68,138,372	(248,904)	—	(1,534,301)	979,510,419
Office equipment	14,856,582	875,855	(145,803)	—	(54,702)	15,531,932
Leased asset	701,552	—	—	—	(16,777)	684,775

	1,075,570,607	$85,896,065	$(404,414)	$—	$(2,058,319)	1,159,003,939

Accumulated depreciation
Land and land improvements	328,792	$6,682	$—	$—	$(9,706)	325,768
Buildings	90,472,703	2,392,872	(9,707)	—	(238,029)	92,617,839
Machinery and equipment	671,268,636	21,494,836	(247,266)	—	(1,478,448)	691,037,758
Office equipment	10,957,676	327,377	(145,786)	—	(47,085)	11,092,182
Leased asset	250,350	8,376	—	—	(5,917)	252,809

	773,278,157	$24,230,143	$(402,759)	$—	$(1,779,185)	795,326,356

Advance payments and construction in progress	86,151,573	$(12,691,030)	$(429,691)	$(199)	$(118,856)	72,911,797

	$388,444,023					$436,589,380

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2018.

As of March 31, 2012, future lease payments were as follows:

Year	Amount

2012 (2nd to 4th quarter)	$27,216
2013	27,216
2014	27,216
2015	27,216
2016	27,216
2017 and thereafter	761,477

$897,557

During the three months ended March 31, 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. Information about capitalized interest was as follows:

Three Months Ended March 31, 2012

Capitalized interest	$3,174
Capitalization rates	1.08%-1.20%

14.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2012
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fee	$1,682,892	$147,825	$(115,452)	$191,580	$(1,117)	$1,905,728
Software and system design costs	2,366,483	144,206	(275,841)	248	(357)	2,234,739
Patent and others	1,118,189	259,285	(136,893)	—	(2,509)	1,238,072

	$5,167,564	$551,316	$(528,186)	$191,828	$(3,983)	$5,378,539

	Three Months Ended March 31, 2011
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fee	$2,455,348	$—	$(185,338)	$—	$(108)	$2,269,902
Software and system design costs	2,333,271	38,065	(291,150)	199	(151)	2,080,234
Patent and others	1,238,466	150,118	(108,322)	—	(2,361)	1,277,901

	$6,027,085	$188,183	$(584,810)	$199	$(2,620)	$5,628,037

15.	SHORT-TERM LOANS

	March 31
	2012	2011

Unsecured loans:
US$1,174,700 thousand, due in April 2012, and annual interest at 0.41%-0.74% in 2012; US$1,086,000 thousand and EUR 52,000 thousand, due in April 2011, and annual interest at 0.40%-0.87% in 2011	$34,687,716	$34,176,368

16.	BONDS PAYABLE

	March 31
	2012	2011

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$—
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	—
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	10,000,000	—
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	—	4,500,000

	35,000,000	4,500,000
Current portion	—	(4,500,000)

	$35,000,000	$—

17.	LONG-TERM BANK LOANS

	March 31
	2012	2011

Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.08%	$650,000	$—
Repayable in full in one lump sum payment in March 2014, annual interest at 1.16% in 2012 and 1.02%-1.04% in 2011	500,000	500,000
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.21% in 2012	300,000	—
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.21%	200,000	—
Repayable from September 2012 in 6 installments before March 2015, annual interest at 1.14%, repayable in full in one lump sum payment in June 2011	—	300,000
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.69%-1.30% in 2011, repayable in full in one lump sum payment in June 2011	—	481,321

	1,650,000	1,281,321
Current portion	(93,750)	(240,759)

	$1,556,250	$1,040,562

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.

As of March 31, 2012, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2012 (2nd to 4th quarter)	$62,500
2013	125,000
2014	625,000
2015	125,000
2016	712,500

$1,650,000

18.	OTHER LONG-TERM PAYABLES

	March 31
	2012	2011

Payables for acquisition of property, plant and equipment (Note 29g)	$1,762,363	$6,942,466
Payables for technology transfer	147,645	—
Payables for royalties	—	1,041,830

	1,910,008	7,984,296
Current portion (classified under accrued expenses and other current liabilities)	(1,850,950)	(4,134,622)

	$59,058	$3,849,674

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of March 31, 2012, future repayments for other long-term payable were as follows:

Year of Repayment	Amount

2012 (2nd to 4th quarter)	$1,850,950
2013	29,529
2014	29,529

$1,910,008

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$330,541 thousand and NT$323,975 thousand for the three months ended March 31, 2012 and 2011, respectively.

TSMC, GUC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$72,757 thousand and NT$76,010 thousand for the three months ended March 31, 2012 and 2011, respectively.

Movements in the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Three Months Ended March 31
	2012	2011

The Funds
Balance, beginning of period	$3,098,039	$2,888,852
Contributions	74,987	72,122
Interest	26,304	27,246
Payments	(4,886)	(3,495)

Balance, end of period	$3,194,444	$2,984,725

Accrued pension cost
Balance, beginning of period	$3,908,508	$3,812,351
Accruals (deductions)	(4,874)	5,366

Balance, end of period	$3,903,634	$3,817,717

20.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Three Months Ended March 31
	2012	2011

Income tax expense based on “income before income tax” at statutory rates	$6,340,599	$7,186,305
Tax effect of the following:
Tax-exempt income	(1,969,889)	(3,634,868)
Temporary and permanent differences	(474,142)	(565,085)
Net operating loss carryforwards used	(74,692)	(118,323)
Investment tax credits used	(950,630)	(12,061)

Income tax currently payable	$2,871,246	$2,855,968

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2012	2011

Income tax currently payable	$2,871,246	$2,855,968
Income tax adjustments on prior years	—	2,669
Other income tax adjustments	34,132	23,669
Net change in deferred income tax assets
Investment tax credits	358,026	(484,374)
Net operating loss carryforwards	(135,895)	116,494
Temporary differences	201,392	101,136
Valuation allowance	(1,040,529)	1,269,788

Income tax expense	$2,288,372	$3,885,350

c.	Net deferred income tax assets consisted of the following:

	March 31
	2012	2011
Current deferred income tax assets
Investment tax credits	$5,592,737	$4,257,923
Temporary differences
Allowance for sales returns and others	542,558	597,393
Unrealized gain/loss on financial instruments	309,022	62,060
Others	442,348	332,930
Valuation allowance	(150,600)	(150,639)

	$6,736,065	$5,099,667

Noncurrent deferred income tax assets
Investment tax credits	$14,362,586	$18,844,684
Net operating loss carryforwards	2,570,085	2,537,753
Temporary differences
Depreciation	1,893,192	2,087,167
Others	686,233	574,518
Valuation allowance	(12,266,895)	(17,444,947)

	$7,245,201	$6,599,175

Under the Article 10 of the Statute for Industrial Innovation (SII) legislated, effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of March 31, 2012, the net operating loss carryforwards generated by WaferTech, TSMC Development, Mutual-Pak, TSMC SSL and TSMC Solar would expire on various dates through 2023.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of March 31, 2012 and 2011 was NT$4,003,228 thousand and NT$1,669,533 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2011 and 2010 were 6.67% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2012, investment tax credits of TSMC, Xintec and Mutual-Pak and TSMC SSL consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$1,172,726	$811,253	2012
		6,524,655	6,524,655	2013
		7,041,416	7,041,416	2014
		509,388	509,388	2015

		$15,248,185	$14,886,712

Statute for Upgrading Industries	Research and development expenditures	$31,434	$31,434	2012
		5,020,041	5,020,041	2013

		$5,051,475	$5,051,475

Statute for Upgrading Industries	Personnel training expenditures	$15	$15	2012
		17,121	17,121	2013

		$17,136	$17,136

Statute for Industrial Innovation	Research and development expenditures	$589,157	$—	2012

g.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014

h.	The tax authorities have examined income tax returns of TSMC through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$6,564,090	$5,329,776	$11,893,866
Labor and health insurance	319,585	251,194	570,779
Pension	234,537	168,761	403,298
Meal	170,595	80,306	250,901
Welfare	180,108	69,902	250,010
Others	22,678	78,408	101,086

	$7,491,593	$5,978,347	$13,469,940

Depreciation	$24,845,297	$2,629,568	$27,474,865

Amortization	$323,428	$204,758	$528,186

	Three Months Ended March 31, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$6,891,851	$5,199,990	$12,091,841
Labor and health insurance	330,938	222,319	553,257
Pension	245,467	154,518	399,985
Meal	181,445	70,146	251,591
Welfare	177,414	65,708	243,122
Others	24,039	75,221	99,260

	$7,851,154	$5,787,902	$13,639,056

Depreciation	$22,615,937	$1,610,410	$24,226,347

Amortization	$342,059	$242,751	$584,810

22.	SHAREHOLDERS’ EQUITY

As of March 31, 2012, 1,091,849 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,459,243 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	March 31
	2012	2011

Additional paid-in capital	$23,866,634	$23,715,050
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	444,328	367,797
Donations	55	55

	$56,008,374	$55,781,482

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$2,236,553 thousand and NT$2,443,687 thousand for the three months ended March 31, 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in TSMC’s Board of Directors’ meeting held on February 14, 2012 and TSMC’s shareholders’ meeting held on June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

TSMC’s Board of Directors also resolved on February 14, 2012 to appropriate profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively. There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2011.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2011 are to be resolved in the TSMC’s shareholders’ meeting held on June 12, 2012 (expected).

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 9, 2011. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and same amount had been charged against earnings of 2010.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of March 31, 2012.

Information about TSMC’s outstanding options for the three months ended March 31, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2012

Balance, beginning of period	14,293	$32.1
Options exercised	(4,382)	31.1

Balance, end of period	9,911	32.6

Three months ended March 31, 2011

Balance, beginning of period	21,437	$32.3
Options exercised	(4,115)	30.9

Balance, end of period	17,322	32.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of March 31, 2012, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.9-$29.3	6,972	1.1	$27.0
38.0- 50.1	2,939	2.7	45.7

	9,911	1.6	32.6

As of March 31, 2012, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the three months ended March 31, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2012

Balance, beginning of period	825	$15.1
Options exercised	(203)	17.6

Balance, end of period	622	14.3

Three months ended March 31, 2011

Balance, beginning of period	1,832	$15.1
Options exercised	(642)	14.3
Options canceled	(18)	17.7

Balance, end of period	1,172	15.6

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of March 31, 2012, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$10.9-$12.7	227	4.5	$11.0	221	$11.0
14.9- 18.8	395	5.4	16.2	390	16.2

	622	5.1	14.3	611	14.3

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the three months ended March 31, 2012 and 2011 would have been as follows:

	TSMC	Xintec

Valuation assumptions:

Expected dividend yield	1.00%-3.44%	0.80%
Expected volatility	43.77%-46.15%	31.79%-47.42%
Risk free interest rate	3.07%-3.85%	1.88%-2.45%
Expected life	5 years	3 years

	Three Months Ended March 31
	2012	2011

Net income attributable to shareholders of the parent:
As reported	$33,474,187	$36,277,773
Pro forma	33,402,682	36,273,711

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$1.29	$1.40
Pro forma basic EPS	1.29	1.40
Diluted EPS as reported	1.29	1.40
Pro forma diluted EPS	1.29	1.40

The Board of Directors of TSMC SSL and TSMC Solar resolved on November 21, 2011 to issue new shares for cash and reserved 17,175 thousand shares and 12,341 thousand shares, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned shares were fully vested on the grant date.

Information about TSMC SSL’s and TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	TSMC SSL		TSMC Solar
	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2012

Balance, beginning of period	—	$—	—	$—
Options granted	17,175	10.0	12,341	10.0
Options exercised	(17,175)	10.0	(12,341)	10.0

Balance, end of period	—	—	—	—

The grant date of aforementioned stock options was January 9, 2012. TSMC SSL and TSMC Solar used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

	TSMC SSL	TSMC Solar

Valuation assumptions:

Stock price on grant date (NT$/share)	$8.9	$9.0
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	40.32%	40.32%
Expected life	40 days	40 days
Risk free interest rate	0.76%	0.76%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

24.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before Income Tax	After Income Tax	(Denominator) (In Thousands)	Income Tax	Income Tax

Three months ended March 31, 2012

Basic EPS
Earnings available to common shareholders of the parent	$35,776,923	$33,474,187	25,917,646	$1.38	$1.29

Effect of dilutive potential common shares	—	—	8,800

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$35,776,923	$33,474,187	25,926,446	$1.38	$1.29

Three months ended March 31, 2011

Basic EPS
Earnings available to common shareholders of the parent	$40,139,062	$36,277,773	25,912,506	$1.55	$1.40

Effect of dilutive potential common shares	—	—	11,060

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$40,139,062	$36,277,773	25,923,566	$1.55	$1.40

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2011 to remain at NT$1.40.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	March 31
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$1,658	$1,658	$12,283	$12,283
Available-for-sale financial assets	3,577,801	3,577,801	29,600,562	29,600,562
Held-to-maturity financial assets	8,284,430	8,328,272	13,081,323	13,206,182
Financial assets carried at cost	4,180,185	—	4,209,597	—

(Continued)

	March 31
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Liabilities

Financial liabilities at fair value through profit or loss	$61,038	$61,038	$48,850	$48,850
Hedging derivative financial liabilities	135	135	676	676
Bonds payable (including current portion)	35,000,000	35,248,224	4,500,000	4,542,890
Long-term bank loans (including current portion)	1,650,000	1,650,000	1,281,321	1,281,321
Other long-term payables (including current portion)	1,910,008	1,910,008	7,984,296	7,984,296
Obligations under capital leases (including current portion)	772,414	772,414	678,403	678,403

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.	Valuation gains (losses) arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as a net loss of NT$59,380 thousand and NT$36,567 thousand for the three months ended March 31, 2012 and 2011, respectively.

d.	As of March 31, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$8,290,016 thousand and NT$38,127,088 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$72,283,531 thousand and NT$46,346,763 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,650,135 thousand and NT$1,281,321 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the three months ended March 31, 2012 and 2011 were as follows:

	Three Months Ended March 31, 2012
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$(1,155,091)	$(17,671)	$(93)	$(1,172,855)
Recognized directly in shareholders’ equity	354,534	15,012	—	369,546
Removed from shareholders’ equity and recognized in earnings	(79,977)	—	39	(79,938)

Balance, end of period	$(880,534)	$(2,659)	$(54)	$(883,247)

	Three Months Ended March 31, 2011
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	56,915	(13,204)	57	43,768
Removed from shareholders’ equity and recognized in earnings	(108,184)	—	—	(108,184)

Balance, end of period	$34,889	$10,258	$(274)	$44,873

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

March 31, 2012

Long-term bank loans	Interest rate swap contract	$(135)	2011 to 2012	2011 to 2012

March 31, 2011

Long-term bank loans	Interest rate swap contract	(676)	2010 to 2012	2010 to 2012

26.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary. Since July 2011, GUC is accounted for using the equity method.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using the equity method by TSMC.

Mcube, an indirect investee accounted for using the equity method by TSMC.

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2012		2011
	Amount	%	Amount	%

For the three months ended March 31

Sales
GUC	$1,067,692	1	$—	—
VIS	62,072	—	48,962	—
Others	18,112	—	3,322	—

	$1,147,876	1	$52,284	—

Purchases
SSMC	$873,056	2	$955,937	2
VIS	732,490	1	1,333,377	2
Others	—	—	65,792	—

	$1,605,546	3	$2,355,106	4

Manufacturing expenses
VisEra (primarily outsourcing)	$4,703	—	$21,173	—
VIS (primarily rent)	—	—	7,104	—

	$4,703	—	$28,277	—

Research and development expense
VisEra	$1,814	—	$5,366	—
VIS (primarily rent)	—	—	1,999	—

	$1,814	—	$7,365	—

Sales of property, plant and equipment and other assets
VisEra	$9,000	68	$—	—
VIS	—	—	35,208	9

	$9,000	68	$35,208	9

Purchase of property, plant and equipment
VisEra	$—	—	$11,110	—

Non-operating income and gains
VIS (primarily technical service income)	$54,829	5	$68,905	4
SSMC (primarily technical service income)	52,326	4	44,817	2
Others	39	—	—	—

	$107,194	9	$113,722	6

As of March 31

Receivables
GUC	$640,578	99	$—	—
Mcube	6,357	1	737	57
VisEra	379	—	564	43

	$647,314	100	$1,301	100

	2012		2011
	Amount	%	Amount	%

Other receivables
SSMC	$1,192,278	92	$45,415	23
VIS	99,977	7	153,680	77
Others	9,450	1	—	—

	$1,301,705	100	$199,095	100

Payables
VIS	$519,259	57	$954,914	67
SSMC	382,415	42	395,820	28
Others	4,643	1	77,066	5

	$906,317	100	$1,427,800	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses. The lease expired in April 2011.

27.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	March 31
	2012	2011

Other financial assets	$118,296	$118,418
Property, plant and equipment, net	—	1,048,102
Other assets	—	20,000

	$118,296	$1,186,520

28.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from April 2012 to January 2032 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2012 and 2020 and can be renewed upon expiration.

As of March 31, 2012, future lease payments were as follows:

Year	Amount

2012 (2nd to 4th quarter)	$478,646
2013	602,305
2014	575,138
2015	564,884
2016	553,294
2017 and thereafter	4,023,254

$6,797,521

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of March 31, 2012, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of March 31, 2012, TSMC had a total of US$11,330 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

g.	TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$1,762,363 thousand and NT$6,942,466 thousand as of March 31, 2012 and 2011, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of March 31, 2012 were NT$95,244 thousand.

30.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	March 31
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$4,147,426	29.529	$4,105,193	29.40-29.468
EUR	186,593	39.26-39.41	142,865	41.71-41.81
JPY	23,809,395	0.3579-0.3592	30,343,009	0.3541-0.3550
RMB	208,023	4.69	196,111	4.5-4.511

(Continued)

	March 31
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Non-monetary items
USD	$152,073	29.529	$142,851	29.40-29.468
HKD	688,955	3.80	1,073,696	3.79
Investments accounted for using equity method
USD	271,675	29.529	320,411	29.468

Financial liabilities

Monetary items
USD	2,044,403	29.529	2,130,487	29.40-29.468
EUR	186,260	39.26-39.41	169,447	41.71-41.81
JPY	30,848,324	0.3579-0.3592	32,939,519	0.3541-0.3550
RMB	226,981	4.69	583,750	4.5-4.511

(Concluded)

Note: Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

31.	PRE-DISCLOSURE OF THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to the Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company is required to provide pre-disclosure regarding the adoption of the International Financial Reporting Standards (IFRSs) in the consolidated financial statements as follows.

a.	On May 14, 2009, the FSC announced the roadmap of IFRSs adoption for R.O.C. companies. Accordingly, starting 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) and issued by the FSC. To comply with the aforementioned amendments, the Company established a taskforce to monitor and execute the IFRSs adoption plan. The important plan items, responsible divisions and plan progress are listed as follows.

Plan Item	Responsible Division	Plan Progress

1) Establish the IFRSs taskforce	Accounting division	Finished

2) Complete the identification of GAAP differences and impact	Accounting division, finance division and employee benefit and payroll section	Finished

(Continued)

Plan Item	Responsible Division	Plan Progress

3) Complete the identification of consolidated entities under IFRSs	Accounting division	Finished

4) Evaluate potential effect to business operations	Accounting division, finance division, employee benefit and payroll section and business system integration division	Finished

5) Complete the preliminary evaluation of resources and budget needed for IFRSs adoption	Accounting division and business system integration division	Finished

6) Set up a work plan for IFRSs adoption	Accounting division and business system integration division	Finished

7) Personnel training	Accounting division	Finished

8) Determine IFRSs accounting policies	Accounting division, finance division and employee benefit and payroll section	Finished

9) Develop financial statement template under IFRSs	Accounting division and finance division	Finished

10) Complete evaluation, configuration and testing of the IT systems	Accounting division and business system integration division	Finished

11) Communicate with related departments on the impact of IFRSs adoption	Accounting division	Finished

12) Complete the preparation of opening balance sheet under IFRSs	Accounting division	Finished

13) Complete modification to the relevant internal controls	Accounting division and internal audit division	In progress according to the plan

14) Prepare comparative financial information under IFRSs for 2012	Accounting division and finance division	In progress according to the plan

(Concluded)

b.	Exemptions from IFRS 1

IFRS 1, “First-time Adoption of International Financial Reporting Standards,” establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under IFRSs and retrospectively apply to those accounting policies in its opening balance sheet at the date of transition to IFRSs (January 1, 2012; the transition date); except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)	Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations remains the same compared with the one under R.O.C. GAAP as of December 31, 2011.

2)	Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)	Share-based payment. The Company elected to take the optional exemption from applying IFRS 2, “Share-based Payment,” retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.	As of March 31, 2012, based on the Company’s assessment, the significant differences between the Company’s current accounting policies under R.O.C. GAAP and the ones under IFRSs are stated as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,472,277	$—	$—	$143,472,277	Cash and cash equivalents
Financial assets at fair value through profit or loss	15,360	—	—	15,360	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,308,770	—	—	3,308,770	Available-for-sale financial assets
Held-to-maturity financial assets	3,825,680	—	—	3,825,680	Held-to-maturity financial assets
Receivables from related parties	185,764	—	—	185,764	Receivables from related parties
Notes and accounts receivable	46,321,240	—	(490,952)	45,830,288	Notes and accounts receivable
Allowance for doubtful receivables	(490,952)	—	490,952	—	—
Allowance for sales returns and others	(5,068,263)	—	5,068,263	—	—	a)
Other receivables from related parties	122,292	—	—	122,292	Other receivables from related parties
Other financial assets	617,142	—	—	617,142	Other receivables
Inventories	24,840,582	—	—	24,840,582	Inventories
Deferred income tax assets	5,936,490	—	(5,936,490)	—	—	b)
Prepaid expenses and other current assets	2,174,014	—	—	2,174,014	Other current asset

Total current assets	225,260,396	—	(868,227)	224,392,169	Total current assets

Long-term investments
Investments accounted for using equity method	24,900,332	(13,401)	—	24,886,931	Investments accounted for using equity method	e)
Held-to-maturity financial assets	5,243,167	—	—	5,243,167	Held-to-maturity financial assets

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Financial assets carried at cost	$4,315,005	$—	$—	$4,315,005	Financial assets carried at cost

Total long-term investments	34,458,504	(13,401)	—	34,445,103	Total long-term investments

Net property, plant and equipment	490,374,916	—	47,237	490,422,153	Property, plant and equipment	c)

Intangible assets	10,861,563	—	—	10,861,563	Intangible assets

Other assets
Deferred income tax assets	7,436,717	231,011	5,936,490	13,604,218	Deferred income tax assets	b), d)
Refundable deposits	4,518,863	—	—	4,518,863	Refundable deposits
Others	1,353,983	—	(47,237)	1,306,746	Others	c)

Total other assets	13,309,563	231,011	5,889,253	19,429,827	Total other assets

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

Current liabilities
Short-term loans	$25,926,528	$—	$—	$25,926,528	Short-term loans
Financial liabilities at fair value through profit or loss	13,742	—	—	13,742	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	232	—	—	232	Hedging derivative financial liabilities
Accounts payable	10,530,487	—	—	10,530,487	Accounts payable
Payables to related parties	1,328,521	—	—	1,328,521	Payables to related parties
Income tax payable	10,656,124	—	—	10,656,124	Income tax payable
Salary and bonus payable	6,148,499	—	—	6,148,499	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	9,081,293	—	—	9,081,293	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	35,540,526	—	—	35,540,526	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,218,235	—	—	13,218,235	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	4,562,500	—	—	4,562,500	Current portion of bonds payable and long-term bank loans
—	—	—	5,068,263	5,068,263	Provisions	a)

Total current liabilities	117,006,687	—	5,068,263	122,074,950	Total current liabilities

Long-term liabilities
Bonds payable	18,000,000	—	—	18,000,000	Bonds payable
Long-term bank loans	1,587,500	—	—	1,587,500	Long-term bank loans
Obligations under capital leases	870,993	—	—	870,993	Obligations under capital leases

Total long-term liabilities	20,458,493	—	—	20,458,493	Total long-term liabilities

Other liabilities
Accrued pension cost	3,908,508	2,332,516	—	6,241,024	Accrued pension cost	d)
Guarantee deposits	443,983	—	—	443,983	Guarantee deposits
—	—	—	2,889	2,889	Provisions
Others	403,720	—	(2,889)	400,831	Others

Total other liabilities	4,756,211	2,332,516	—	7,088,727	Total other liabilities

Total liabilities	142,221,391	2,332,516	5,068,263	149,622,170	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,162,226	—	—	259,162,226	Capital stock

Capital surplus	55,846,357	(374,695)	—	55,471,662	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	102,399,995	—	—	102,399,995	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433,874	—	—	6,433,874	Appropriated as special capital reserve
Unappropriated earnings	213,357,286	(1,726,828)	—	211,630,458	Unappropriated earnings	d), e)

	322,191,155	(1,726,828)	—	320,464,327

Others
Cumulative translation adjustments	(6,433,369)	5	—	(6,433,364)	Foreign currency translation reserve	e)
Unrealized gain (loss) on financial instruments	(1,172,855)	—	93	(1,172,762)	Unrealized gain (loss) from available-for-sales financial assets
—	—	—	(93)	(93)	Cash flow hedging reserve

	(7,606,224)	5	—	(7,606,219)

Equity attributable to shareholders of the parent	$629,593,514	$(2,101,518)	$—	$627,491,996	Equity attributable to shareholders of the parent
Minority interests	2,450,037	(13,388)	—	2,436,649	Noncontrolling interests

Total shareholders’ equity	632,043,551	(2,114,906)	—	629,928,645	Total shareholders’ equity

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

(Concluded)

2)	Reconciliation of consolidated balance sheet as of March 31, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash Equivalents	$170,819,939	$—	$—	$170,819,939	Cash and cash equivalents
Financial assets at fair value through profit or loss	1,658	—	—	1,658	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,577,801	—	—	3,577,801	Available-for-sale financial assets
Held-to-maturity financial assets	6,253,618	—	—	6,253,618	Held-to-maturity financial assets
Receivables from related parties	647,314	—	—	647,314	Receivables from related parties
Notes and accounts receivable	53,286,548	—	(490,882)	52,795,666	Notes and accounts receivable
Allowance for doubtful receivables	(490,882)	—	490,882	—	—
Allowance for sales returns and others	(5,428,410)	—	5,428,410	—	—	a)
Other receivables from related parties	1,301,705	—	—	1,301,705	Other receivables from related parties
Other financial assets	571,010	—	—	571,010	Other receivables
Inventories	27,759,150	—	—	27,759,150	Inventories
Deferred income tax assets	6,736,065	—	(6,736,065)	—	—	b)
Prepaid expenses and other current assets	3,087,516	—	—	3,087,516	Other current assets

Total current assets	268,123,032	—	(1,307,655)	266,815,377	Total current assets

Long-term investments
Investments accounted for using equity method	23,632,874	(52,765)	—	23,580,109	Investments accounted for using equity method	e)
Held-to-maturity financial assets	2,030,812	—	—	2,030,812	Held-to-maturity financial assets
Financial assets carried at cost	4,180,185	—	—	4,180,185	Financial assets carried at cost

Total long-term investments	29,843,871	(52,765)	—	29,791,106	Total long-term investments

Net property, plant and equipment	509,916,462	—	37,042	509,953,504	Property, plant and equipment	c)

Intangible assets	10,969,136	—	—	10,969,136	Intangible assets

Other assets
Deferred income tax assets	7,245,201	229,265	6,736,065	14,210,531	Deferred income tax assets	b), d)
Refundable deposits	4,527,507	—	—	4,527,507	Refundable deposits
Others	1,265,176	—	(37,042)	1,228,134	Others	c)

Total other assets	13,037,884	229,265	6,699,023	19,966,172	Total other assets

Total	$831,890,385	$176,500	$5,428,410	$837,495,295	Total

Current liabilities
Short-term loans	$34,687,716	$—	$—	$34,687,716	Short-term loans
Financial liabilities at fair value through profit or loss	61,038	—	—	61,038	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	135	—	—	135	Hedging derivative financial liabilities
Accounts payable	13,262,122	—	—	13,262,122	Accounts payable
Payables to related parties	906,317	—	—	906,317	Payables to related parties
Income tax payable	13,511,557	—	—	13,511,557	Income tax payable

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Accrued profit sharing to employees and bonus to directors and supervisors	$11,327,679	$—	$—	$11,327,679	Accrued profit sharing to employees and bonus to directors
Payables to contractors and equipment suppliers	34,070,990	—	—	34,070,990	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	18,279,337	—	—	18,279,337	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	93,750	—	—	93,750	Current portion of bonds payable and long-term bank loans
—	—	—	5,428,410	5,428,410	Provisions	a)

Total current liabilities	126,200,641	—	5,428,410	131,629,051	Total current liabilities

Long-term liabilities
Bonds payable	35,000,000	—	—	35,000,000	Bonds payable
Long-term bank loans	1,556,250	—	—	1,556,250	Long-term bank loans
Other long-term payable	59,058	—	—	59,058	Other long-term payable
Obligations under capital leases	742,931	—	—	742,931	Obligations under capital leases

Total long-term liabilities	37,358,239	—	—	37,358,239	Total long-term liabilities

Other liabilities
Accrued pension cost	3,903,634	2,314,418	—	6,218,052	Accrued pension cost	d)
Guarantee deposits	405,594	—	—	405,594	Guarantee deposits
—	—	—	3,083	3,083	Provisions
Others	439,868	—	(3,083)	436,785	Others

Total other liabilities	4,749,096	2,314,418	—	7,063,514	Total other liabilities

Total liabilities	168,307,976	2,314,418	5,428,410	176,050,804	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,206,046	—	—	259,206,046	Capital stock

Capital surplus	56,008,374	(415,322)	—	55,593,052	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	102,399,995	—	—	102,399,995	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433,874	—	—	6,433,874	Appropriated as special capital reserve
Unappropriated earnings	246,831,473	(1,709,381)	—	245,122,092	Unappropriated earnings	d), e)

	355,665,342	(1,709,381)	—	353,955,961

Others
Cumulative translation adjustments	(9,064,188)	16	—	(9,064,172)	Foreign currency translation reserve	e)
Unrealized gain (loss) on financial instruments	(883,247)	—	54	(883,193)	Unrealized gain (loss) from available-for-sales financial assets
—	—	—	(54)	(54)	Cash flow hedging reserve

	(9,947,435)	16	—	(9,947,419)

Equity attributable to shareholders of the parent	660,932,327	(2,124,687)	—	658,807,640	Equity attributable to shareholders of the parent
Minority interests	2,650,082	(13,231)	—	2,636,851	Noncontrolling interests

Total shareholders’ equity	663,582,409	(2,137,918)	—	661,444,491	Total shareholders’ equity

Total	$831,890,385	$176,500	$5,428,410	$837,495,295	Total

(Concluded)

3)	Reconciliation of consolidated statement of comprehensive income for the three months ended March 31, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Net sales	$105,507,675	$—	$107,156	$105,614,831	Net sales	f)
Cost of sales	55,221,092	(10,745)	—	55,210,347	Cost of sales	d)

Gross profit before affiliates elimination	50,286,583	10,745	107,156	50,404,484	Gross profit before affiliates elimination
Realized gross profit from affiliates	74,029	—	—	74,029	Realized profit from affiliates

Gross profit	50,360,612	10,745	107,156	50,478,513	Gross profit

Operating expenses
Research and development	9,162,781	(4,929)	—	9,157,852	Research and development	d)
General and administrative	4,659,024	(2,020)	—	4,657,004	General and administrative	d)
Marketing	1,100,839	(404)	—	1,100,435	Marketing	d)

Total operating expenses	14,922,644	(7,353)	—	14,915,291

—	—	—	(445,909)	(445,909)	Other operating gains and losses	f)

Income from operations	35,437,968	18,098	(338,753)	35,117,313	Income from operations

Non-operating income and gains
Interest income	501,236	—	(501,236)	—	—	f)
Foreign exchange gain, net	429,743	—	—	429,743	Foreign exchange gain, net
Technical service income	107,156	—	(107,156)	—	—	f)
Gain on settlement and Disposal of financial assets, net	73,591	—	(73,591)	—	—	f)
Equity in earnings of equity method investees, net	20,952	1,252	—	22,204	Equity in earnings of equity method investees, net	e)
Gain on disposal of property, plant and equipment and other assets	2,235	—	(2,235)	—	—	f)
Others	67,292	—	(67,292)	—	—	f)
—	—	—	501,236	501,236	Other income	f)
—	—	—	(179,751)	(179,751)	Other gains and losses	f)

	1,202,205	1,252	(430,025)	773,432

Non-operating expenses and losses
Impairment loss on idle assets	442,312	—	(442,312)	—	—	f)
Valuation loss on Financial instruments, net	245,005	—	(245,005)	—	—	f)
Interest expense	217,691	—	—	217,691	Finance cost
Impairment of financial assets	4,390	—	(4,390)	—	—	f)
Loss on disposal of property, plant and equipment	3,730	—	(3,730)	—	—	f)
Others	73,341	—	(73,341)	—	—	f)

	986,469	—	(768,778)	217,691

Income before income tax	35,653,704	19,350	—	35,673,054	Income before income tax
Income tax expense	(2,288,372)	(1,746)	—	(2,290,118)	Income tax expense	d)

Net income	$33,365,332	$17,604	$—	33,382,936	Net income

				(2,624,773)	Exchange differences on translating foreign operations
				97	Cash flow hedges
				280,020	Net valuation gain on available-for-sale financial assets
				42,708	Share of other comprehensive income of associates and joint venture

				(2,301,948)	Other comprehensive income for the period, net of tax effect

				$31,080,988	Total comprehensive income for the period

4)	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience. Allowance for sales returns and others is recorded as a deduction in accounts receivable. Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions (classified under current liabilities) in accordance with IAS No 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of March 31, 2012 and January 1, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$5,428,410 thousand and NT$5,068,263 thousand, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled. Under IFRSs, a deferred tax asset and liability is classified as non-current asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of March 31, 2012 and January 1, 2012, the amounts reclassified from deferred income tax assets to non-current assets were NT$6,736,065 thousand and NT$5,936,490 thousand, respectively.

c)	The classification of leased assets and idle assets

Under R.O.C. GAAP, leased assets and idle assets are classified under other assets. Under IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. Leased assets are mainly dormitories leased to employees and factories leased to suppliers. In accordance with IAS No 40, “Investment Property,” the dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

As of March 31, 2012 and January 1, 2012, the amounts reclassified from leased assets and idle assets to property, plant and equipment were NT$37,042 thousand and NT$47,237 thousand, respectively.

d)	Employee benefits

The Company had previously applied an actuarial valuation on its defined benefit obligation and recognized the related pension cost and retirement benefit obligation in conformity with R.O.C. GAAP. Under IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses. When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1. As of March 31, 2012 and January 1, 2012, accrued pension cost was adjusted for an increase of NT$2,314,418 thousand and NT$2,332,516 thousand, respectively; deferred income tax assets were adjusted for an increase of NT$229,265 thousand and NT$231,011 thousand, respectively. Pension cost and income tax expense for the three months ended March 31, 2012 were also adjusted for a decrease of NT$18,098 thousand and an increase of NT$1,746 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investing company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage that results in a decrease in the investing company’s holding percentage in the investee, the resulting carrying amount of the investment in the investee differs from the amount of its share in the investee’s equity. Under R.O.C. GAAP, the investing company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Under IFRSs, such transaction is deemed a disposal and aforementioned difference is recognized in earnings accordingly.

As of March 31, 2012 and January 1, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$52,765 thousand and NT$13,401 thousand, respectively; cumulative translation adjustments was adjusted for an increase of NT$16 thousand and NT$5 thousand, respectively; capital surplus was adjusted for a decrease of NT$415,322 thousand and NT$374,695 thousand, respectively. In addition, equity in earnings of equity method investees was adjusted for an increase of NT$1,252 thousand for the three months ended March 31, 2012.

f)	The reclassification of line items in the consolidated statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of IFRSs, income from operations in the consolidated income statement only includes net sales, cost of sales and operating expenses. Under IFRSs, based on the nature of operating transactions, technical service income is reclassified under net sales; rental revenue, depreciation of rental assets, net loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating gains and losses, which are reflected in income from operations.

Under IFRSs, based on the nature of operating transactions, the Company reclassified technical service income of NT$107,156 thousand for the three months ended March 31, 2012 to net sales, rental revenue of NT$254 thousand, net loss on disposal of property, plant and equipment and other assets of NT$1,495 thousand, depreciation of rental assets of NT$2,356 thousand and impairment loss on idle assets of NT$442,312 thousand to other operating gains and losses. In addition, interest income of NT$501,236 thousand was also reclassified to other income; net gain of settlement and disposal of financial assets of NT$73,591 thousand, others of NT$67,038 thousand (under non-operating income and gains), net valuation loss on financial instruments of NT$245,005 thousand, impairment of financial assets of NT$4,390 thousand as well as others of NT$70,985 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the three months ended March 31, 2012.

d.	The Company’s aforementioned assessment is based on the 2010 version of IFRSs translated by ARDF and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by FSC on December 22, 2011. However, the assessment result may be impacted as FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs. Actual results may differ from these assessments.

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 9 attached.

k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

33.	OPERATING SEGMENT INFORMATION

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold. These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segment information was as follows:

	Foundry	Others	Elimination	Total

Three months ended March 31, 2012

Sales from external customers	$105,461,676	$45,999	$—	$105,507,675
Sales among intersegments	—	—	—	—
Operating profit (loss)	35,979,165	(541,197)	—	35,437,968

Three months ended March 31, 2011

Sales from external customers	103,290,219	2,087,276	—	105,377,495
Sales among intersegments	703,023	6,224	(709,247)	—
Operating profit (loss)	39,370,261	(207,281)	—	39,162,980

34.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the management on April 24, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Financing	Counter-	Financial Statement	Maximum Balance for the Period (US$ in Thousands)		Ending Balance (US$ in Thousands)		Amount Actually Drawn (US$ in		Interest	Nature for	Transaction	Reason for	Allowance for Bad	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits
No.	Company	party	Account	(Note 3)		(Note 3)		Thousands)		Rate	Financing	Amounts	Financing	Debt	Item	Value	(Note 1)	(Note 2)

1	TSMC Partners	TSMC China	Long-term receivables from related parties		$7,382,250		$7,382,250		$7,382,250	0.25%-0.26%	The need for short-term financing	$—	Purchase equipment	$—	—	$—	$34,664,194	$34,664,194
				(US$	250,000)	(US$	250,000)	(US$	250,000)
		TSMC Solar	Other receivables from related parties		1,181,160		1,181,160		723,461	0.4017%-0.4757%	The need for short-term financing	—	Operating capital	—	—	—	3,466,419
				(US$	40,000)	(US$	40,000)	(US$	24,500)
		TSMC SSL	Other receivables from related parties		885,870		885,870		—	0.4545%	The need for short-term financing	—	Operating capital	—	—	—	3,466,419
				(US$	30,000)	(US$	30,000)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.
Note 3:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)	Note

TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$1,099,699	N/A	$1,117,010
	China Steel Corporation	—	”	—	303,157	N/A	305,289

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493	2,618,029	7	2,618,029
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	43,137,920	100	43,137,920
	TSMC Partners	Subsidiary	”	988,268	34,664,194	100	34,664,194
	TSMC Solar	Subsidiary	”	1,118,000	9,456,531	99	9,456,531
	VIS	Investee accounted for using equity method	”	628,223	8,986,165	41	8,009,850
	SSMC	Investee accounted for using equity method	”	314	5,388,363	39	5,174,379
	TSMC SSL	Subsidiary	”	430,400	3,541,201	95	3,541,201
	TSMC North America	Subsidiary	”	11,000	3,035,002	100	3,035,002
	Xintec	Investee with a controlling financial interest	”	94,011	1,546,668	40	1,546,668
	GUC	Investee accounted for using equity method	”	46,688	1,191,165	35	5,182,352
	TSMC Europe	Subsidiary	”	—	213,849	100	213,849
	TSMC Japan	Subsidiary	”	6	149,861	100	149,861
	TSMC Korea	Subsidiary	”	80	23,468	100	23,468
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	372,714
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	348,269
	W.K. Technology Fund IV	—	”	4,000	40,000	2	42,581

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	14,095,161	100	14,115,767
	VTAF III	Subsidiary	”	—	1,437,397	53	1,416,270
	VTAF II	Subsidiary	”	—	740,533	98	734,522
	Emerging Alliance	Subsidiary	”	—	205,484	99	205,484
	TSMC GN	Subsidiary	”	—	84,751	100	84,751

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	5,219,263	20	3,576,900
	TSMC Solar Europe	Subsidiary	”	—	168,129	100	168,129
	TSMC Solar NA	Subsidiary	”	1	35,897	100	35,897

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—	1,640,461	46	1,640,461

(Continued)

				March 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,912	100		$2,912

TSMC GN	Stock
	TSMC Solar	Subsidiary	Investments accounted for using equity method	3,759		31,755	—		31,755
	TSMC SSL	Subsidiary	”	5,425		44,838	1		44,838

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,038	N/A	US$	20,496

	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	470,564	100	US$	470,564
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	96,445	49	US$	96,445
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	14,041	97	US$	14,041
	TSMC Technology	Subsidiary	”	1	US$	10,942	100	US$	10,942
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	11,455	97	US$	11,455
	TSMC Canada	Subsidiary	”	2,300	US$	4,258	100	US$	4,258
	Mcube Inc.	Investee accounted for using equity method	”	6,333		—	25		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	8	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	270	US$	3,287	—	US$	3,287

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,059	N/A	US$	20,496
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	14,850

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	229,723	100	US$	229,723

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	8	US$	500	—	US$	500
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607

(Continued)

				March 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

VTAF II	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	3	US$	4,316
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	132	US$	1,110	2	US$	1,110
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,330	US$	3,482	21	US$	3,482
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	14,168	US$	1,771	58	US$	1,771
	InvenSense, Inc.	—	Available-for-sale financial assets	796	US$	14,415	1	US$	14,415
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	3,916	US$	4,779	4	US$	4,779
	Powervation, Ltd.	—	”	449	US$	7,030	16	US$	7,030
	Stion Corp.	—	”	8,152	US$	55,474	20	US$	55,474
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	480	100	US$	480
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	Veebeam	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	1,320	US$	4,743	2	US$	4,743
	Memsic, Inc.	—	”	1,286	US$	5,412	5	US$	5,412

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	4,513	5	US$	4,513
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	455	3	US$	455

(Continued)

				March 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		$—	3		$—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	4,186	100	EUR	4,186

TSMC Global	Corporate bond
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,995
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,796
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,898
	Deutsche Bank AG London	—	”	20,000	US$	19,913	N/A	US$	20,225
	JP Morgan Chase + Co.	—	”	35,000	US$	35,036	N/A	US$	35,216
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	8,001
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,884
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	5,012

	Government bond
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,003

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	133	US$	133	N/A	US$	133

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance		Acquisition		Disposal				Ending Balance (Note 2)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)	Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Carrying Value (Foreign Currencies in Thousands)	Gain (Loss) on Disposal (Foreign Currencies in Thousands)	Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Stock
	TSMC SSL	Investments accounted for using equity method	—	Subsidiary	227,000	$1,746,893	203,400	$2,034,000	—	$—	$—	$—	430,400	$3,541,201
	TSMC GN	”	—	Subsidiary	—	—	—	100,000	—	—	—	—	—	84,751

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2:	The ending balance includes translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	January 1, 2012 to March 30, 2012	$950,083	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 7, 2012 to March 29, 2012	372,426	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to March 29, 2012	394,839	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$64,861,377	61	Net 30 days after invoice date	—	—	$32,359,734	62
	GUC	Investee accounted for using equity method	Sales	920,220	1	Net 30 days after monthly closing	—	—	552,558	1
	TSMC China	Subsidiary	Purchases	3,192,921	25	Net 30 days after monthly closing	—	—	(1,137,485)	8
	WaferTech	Indirect subsidiary	Purchases	1,623,602	12	Net 30 days after monthly closing	—	—	(576,902)	4
	SSMC	Investee accounted for using equity method	Purchases	873,056	7	Net 30 days after monthly closing	—	—	(382,415)	3
	VIS	Investee accounted for using equity method	Purchases	732,490	6	Net 30 days after monthly closing	—	—	(519,259)	3

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	191,163	33	Net 30 days after monthly closing	—	—	107,690	40

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$32,379,073	40	$10,263,324	—	$12,832,204	$—
	SSMC	Investee accounted for using equity method	1,192,278	(Note 2)	—	—	—	—
	GUC	Investee accounted for using equity method	552,558	33	535	—	283,209	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	107,690	83	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,137,920	$171,518	$171,518	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	34,664,194	427,678	427,678	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	—	100	14,095,161	875,143	895,570	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	9,456,531	(563,533)	(640,173)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	41	8,986,165	24,096	(53,605)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	5,388,363	1,027,831	398,701	Investee accounted for using equity method
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,035,002	97,510	97,510	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	3,541,201	(279,037)	(265,677)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,546,668	(117,292)	(60,118)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,070,101	2,074,155	—	53	1,437,397	(25,475)	(23,509)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,191,165	99,536	35,056	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	949,267	949,267	—	98	740,533	(2,725)	(2,671)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	892,855	892,855	—	99	205,484	(2,434)	(2,422)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	213,849	8,682	8,682	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	149,861	1,523	1,523	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	23,468	110	110	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	—	—	100	84,751	(3,386)	(3,386)	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	5,219,263	(988,198)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,797,496	1,795,131	—	46	1,640,461	(25,475)	Note 2	Investee accounted for using equity method

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2012				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2012 (Foreign Currencies in Thousands)		December 31, 2011 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Solar	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		$411,032		$411,032	—	100		$168,129		$(35,781)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products		147,686		147,686	1	100		35,897		(15,073)	Note 2	Subsidiary

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		3,133		3,133	1	100		2,912		(7)	Note 2	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	470,564	US$	10,529	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	96,445	US$	281	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	787	787	97	US$	14,041	US$	2,456	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,942	US$	327	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	14,153	14,153	97	US$	11,455	US$	(47)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,258	US$	99	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,800	US$	1,800	6,333	25		—	US$	(3,224)	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	229,723	US$	9,604	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	4,718	US$	3,937	14,168	58	US$	1,771	US$	(281)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,830	—	100	US$	480	US$	(30)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	9,900	1	100	EUR	4,186	EUR	(916)	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		37,590		—	3,759	—		31,755		(563,533)	Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		54,254		—	5,425	1		44,838		(279,037)	Note 2	Investee accounted for using equity method

Note 1:	Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.
Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Total Amount of Paid-in Capital			Accumulated Outflow of Investment from Taiwan as of January 1,		Investment Flows		Accumulated Outflow of Investment from Taiwan as of			Equity	Carrying Value as of March 31,		Accumulated Inward Remittance of Earnings
Investee Company	Main Businesses and Products	(Foreign Currencies in Thousands)		Method of Investment	2012 (US$ in Thousand)		Outflow (US$ in Thousands)	Inflow	March 31, 2012 (US$ in Thousands)		Percentage of Ownership	in the Earnings (Losses)	2012 (US$ in Thousands)		as of March 31, 2012

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers

			$18,939,667	(Note 1)		$18,939,667	$—	$—	$18,939,667		100%	$895,570	$14,095,161		$—
		(RMB	4,502,080)		(US$	596,000)			(US$	596,000)

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies		953,709	(Note 2)		147,485	—	—	(US$	147,485 5,000)	8%	(Note 3)	147,645		—
		(US$	31,488)		(US$	5,000)							(US$	5,000)

Accumulated Investment in Mainland China as of March 31, 2012 (US$ in Thousand)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)		Upper Limit on Investment (US$ in Thousand)
	$19,087,152		$19,087,152		$19,087,152
(US$	601,000)	(US$	601,000)	(US$	601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.
Note 3:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A.	For the three months ended March 31, 2012

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$64,861,377	—	61%
				Receivables from related parties	32,359,734	—	4%
				Other receivables from related parties	19,399	—	—
				Payables to related parties	49,582	—	—

		TSMC China	1	Purchases	3,192,921	—	3%
				Marketing expenses - commission	16,450	—	—
				Disposal of property, plant and equipment	41,011	—	—
				Loss on disposal of property, plant and equipment, net	4,675	—	—
				Other receivables from related parties	43,296	—	—
				Payables to related parties	1,137,485	—	—
				Deferred charge	3,182	—	—

		TSMC Japan	1	Marketing expenses - commission	71,086	—	—
				Payables to related parties	52,540	—	—

		TSMC Europe	1	Marketing expenses - commission	82,247	—	—
				Research and development expenses	13,513	—	—
				Payables to related parties	35,760	—	—

		TSMC Korea	1	Marketing expenses - commission	5,190	—	—
				Payables to related parties	1,308	—	—

		TSMC Technology	1	Research and development expenses	148,681	—	—
				Payables to related parties	99,495	—	—

		WaferTech	1	Sales	10,389	—	—
				Purchases	1,623,602	—	2%
				Other receivables from related parties	3,298	—	—
				Payables to related parties	576,902	—	—

		TSMC Canada	1	Research and development expenses	52,350	—	—
				Payables to related parties	17,122	—	—

		Xintec	1	Manufacturing overhead	23,487	—	—
				Payables to related parties	16,628	—	—

		TSMC SSL	1	Miscellaneous revenue	1,575	—	—
				Other receivables from related parties	2,262	—	—

		TSMC Solar	1	Miscellaneous revenue	1,575	—	—
				Other receivables from related parties	2,045	—	—

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
1	TSMC Partners	TSMC China	3	Long-term receivables from related parties	$7,405,970	—	1%
				Interest income	4,816	—	—
		TSMC Solar	3	Other receivables from related parties	724,439	—	—

2	TSMC Solar	TSMC Solar NA	3	Other payables from related parties	3,373	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Continued)

B.	For the three months ended March 31, 2011

				Intercompany Transactions
No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets

0	TSMC	TSMC North America	1	Sales	$57,007,986	—	53%
				Receivables from related parties	27,517,143	—	4%
				Other receivables from related parties	6,653	—	—
				Payables to related parties	36,634	—	—

		TSMC China	1	Sales	7,070	—	—
				Purchases	2,419,959	—	2%
				Marketing expenses - commission	16,320	—	—
				Sales of property, plant and equipment	592,339	—	—
				Gain on disposal of property, plant and equipment, net	6,506	—	—
				Other receivables from related parties	1,593,520	—	—
				Payables to related parties	855,485	—	—
				Deferred debits	33,833	—	—

		TSMC Japan	1	Marketing expenses - commission	66,614	—	—
				Payables to related parties	24,004	—	—

		TSMC Europe	1	Marketing expenses - commission	90,915	—	—
				Research and development expenses	8,774	—	—
				Payables to related parties	36,246	—	—

		TSMC Korea	1	Marketing expenses - commission	5,375	—	—
				Payables to related parties	1,363	—	—

		GUC	1	Sales	455,936	—	—
				Research and development expenses	5,717	—	—
				Receivables from related parties	260,981	—	—
				Payables to related parties	1,915	—	—

		TSMC Technology	1	Research and development expenses	113,013	—	—
				Payables to related parties	76,694	—	—

		WaferTech	1	Sales	2,027	—	—
				Purchases	1,770,429	—	2%
				Sales of property, plant and equipment	64,255	—	—
				Payables to related parties	550,219	—	—

		TSMC Canada	1	Research and development expenses	42,489	—	—
				Payables to related parties	15,036	—	—

		Xintec	1	Research and development expenses	2,755	—	—
				Manufacturing overhead	84,600	—	—
				Payables to related parties	53,025	—	—

		TSMC Solar Europe GmbH	1	Sales	52,526	—	—
				Other receivables from related parties	52,413	—	—

1	GUC	TSMC North America	3	Purchases	142,690	—	—
				Manufacturing overhead	92,754	—	—
				Payables to related parties	87,469	—	—

		GUC-NA	3	Operating expenses	29,539	—	—
				Manufacturing overhead	17,604	—	—
				Accrued expense	14,791	—	—

		GUC-Japan	3	Operating expenses	9,565	—	—
				Accrued expense	2,895	—	—

		GUC-Shanghai	3	Operating expenses	4,567	—	—
				Accrued expense	1,760	—	—

(Continued)

				Intercompany Transactions
No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets

2	TSMC Partners	TSMC China	3	Other long-term receivables	$7,367,000	—	1%

3	TSMC China	TSMC Partners	3	Other long-term payables	7,375,950	—	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)